AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 25, 1995
                                                    Registration No. 33-

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM S-2
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                      AETNA INSURANCE COMPANY OF AMERICA
            (Exact name of registrant as specified in its charter)

     Connecticut                                       06-1286272
     (State or other jurisdiction                      (I.R.S. Employer
     of incorporation or organization                  Identification No.)

                             151 Farmington Avenue
                          Hartford, Connecticut 06156
                                (203) 273-0978
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                           Susan E. Bryant, Esquire
                      Aetna Insurance Company of America
                             151 Farmington Avenue
                          Hartford, Connecticut 06156
                                (203) 273-7834
           (Name, address including zip code, and telephone number,
                  including area code, of agent for service)

     Approximate Date of Commencement of Proposed Sale to Public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box: [ ]


                        CALCULATION OF REGISTRATION FEE
 =============================================================================
 Title of                          Proposed       Proposed
 each class            Amount      maximum         maximum         Amount of
 of securities         to be    offering price    aggregate       registration
 to be registered    Registered    per unit      offering price      fee
 -----------------------------------------------------------------------------
 Interests under
 modified
 guaranteed deferred
 annuity contracts... $290,000        *            $290,000         $100.00
 =============================================================================

* The securities being registered are not issued in predetermined amounts or units.
                            ----------------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                      AETNA INSURANCE COMPANY OF AMERICA
                       Cross Reference Sheet pursuant to
                          Regulation S-K, Item 501(b)



     Form S-2 Item Number                            Caption In Prospectus

1.   Forepart of the Registration Statement and      Cover Page
     Outside Front Cover Page of Prospectus

2.   Inside Front and Outside Back Cover Pages       Cover Page
     of Prospectus

3.   Summary Information, Risk Factors and           Summary Information;
     Ratio of Earnings to Fixed Charges              Description of Contracts;
                                                     Financial Statements

4.   Use of Proceeds                                 Investments

5.   Determination of Offering Price                 Not Applicable

6.   Dilution                                        Not Applicable

7.   Selling Security Holders                        Not Applicable

8.   Plan of Distribution                            Distribution of Contracts

9.   Description of Securities to be Registered      Description of Contracts

10.  Interests and Named Experts and Counsel         Experts

11.  Information with Respect to the Registrant      Appendix D and E

12.  Incorporation of Certain Information by         Incorporation of Certain
     Reference                                       Documents by Reference

13.  Disclosure of Commission Position on            Not Applicable
     Indemnification for Securities Act
     Liabilities

P R O S P E C T U S


                      AETNA INSURANCE COMPANY OF AMERICA

                           AETNA MULTI-RATE ANNUITY

                             151 Farmington Avenue
                          Hartford, Connecticut 06156

     This Prospectus describes certain modified guaranteed deferred annuity contracts offered by Aetna Insurance Company of America ("Company"). The contracts are issued as individual or group contracts and allow you to earn interest and accumulate amounts on a tax deferred basis. The funds you accumulate can be used to provide annuity payments or other benefits.

     Individual   contracts  may  be  purchased  directly  or  as  a  rollover
Individual Retirement Annuity. Group contracts may be purchased for both qualified and non-qualified plans. (See Appendix A.) Interests under a group contract will be evidenced by the issuance to you of a separate certificate. Individual contracts and certificates under group contracts are both referred to herein as the "Contract." This Prospectus should be read thoroughly before you purchase a Contract.

     A minimum single purchase payment of at least $10,000 must accompany the application for a Contract. Under the Contracts, the Company sets various rates of interest ("Guaranteed Rate") that are paid for varying periods ("Guaranteed Period"). You choose the Guaranteed Period for which you would like to invest, and at the end of that Guaranteed Period you may reinvest your accumulated funds in another Guaranteed Period. Information concerning available Guaranteed Periods and Guaranteed Rates may be obtained by calling 1-800-531-4547.

     You may withdraw all or part of your accumulated funds at any time. Withdrawals prior to the end of a Guaranteed Period may be subject to a Market Value Adjustment and a surrender fee. Upon a full withdrawal, you could therefore receive less than your purchase payment.

                            ----------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ----------------------

THE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF OR GUARANTEED BY ANY BANK, NOR ARE THEY INSURED BY THE FDIC; THEY ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF THE PRINCIPAL AMOUNT INVESTED.

THESE CONTRACTS ARE NOT OFFERED FOR SALE IN THE STATE OF NEW YORK.


                            ----------------------



The date of this Prospectus is ______________, 1995.

                             AVAILABLE INFORMATION

     The  Company  is  subject  to  the  informational   requirements  of  the
Securities Exchange Act of 1934 ("Exchange Act"), and, in accordance therewith, files periodic reports and other information with the Securities and Exchange Commission (the "Commission"). Reports and other information concerning the Company may be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and at 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material also can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     This Prospectus includes as Appendix D and E, respectively, a copy of the Company's annual report on Form 10-K for the year ended December 31, 1994, and a copy of the Company's latest quarterly report on Form 10-Q. Reference is made to those reports for a description of the Company and its business, including financial statements.

     The Company intends to deliver to holders of outstanding Contracts account statements at least annually and such other periodic reports as may be required by law, but it is not anticipated that any such reports will include periodic financial statements or information concerning the Company.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's annual report on Form 10-K for the year ended December 31, 1994, and all reports filed by the Company pursuant to Sections 13(a) or 15(d) of the Exchange Act since December 31, 1994, including all quarterly reports on Form 10-Q, are incorporated by reference.

     The Company's annual report on Form 10-K includes independently audited financial statements as of December 31, 1994. Interim financial statements of the Company are contained in the Company's Form 10-Q quarterly reports.

     Where any document or part thereof is incorporated by reference in this Prospectus and not delivered herewith, the Company will undertake to provide without charge to each person, including any beneficial owner to whom a Prospectus is delivered, upon written or oral request, a copy of any and all of the information that has been incorporated by reference in this Prospectus. Any request for such information should be addressed to Aetna Insurance Company of America, 151 Farmington Ave., Hartford, Connecticut 06156.

                               TABLE OF CONTENTS
                                                                         Page

AVAILABLE INFORMATION....................................................  2
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE..........................  2
SUMMARY INFORMATION......................................................  5
SPECIAL TERMS............................................................  7
  Current Value..........................................................  7
  Annuitant..............................................................  8
  Annuity Date...........................................................  8
  Annuity Option.........................................................  8
  Beneficiary............................................................  8
  Guaranteed Period......................................................  8
  Guaranteed Rate........................................................  8
  In Writing.............................................................  8
  You....................................................................  9
DESCRIPTION OF CONTRACTS.................................................  9
  The Application Process................................................  9
  Free Look.............................................................. 10
  The Accumulation Period................................................ 10
    Guaranteed Periods and Guaranteed Rates.............................. 10
    Your Choices at the end of a Guaranteed Period....................... 12
    Withdrawals and Surrenders........................................... 13
    The Market Value Adjustment.......................................... 16
    Premium Taxes........................................................ 17
    Maintenance Fees..................................................... 17
    Death Benefit........................................................ 18
    Death Benefit Options Available to Your Beneficiary.................. 18
  Annuity Period......................................................... 19
    Selecting an Annuity Date............................................ 19
    Annuity Payments..................................................... 19
    Annuity Options...................................................... 19
    Payment Upon Death After Annuity Payments Begin...................... 20
INVESTMENTS.............................................................. 21
PARTICIPANT AND BENEFICIARY RIGHTS AND PRIVILEGES........................ 22
AMENDMENT OF THE CONTRACTS............................................... 23
DISTRIBUTION OF THE CONTRACTS............................................ 23
FEDERAL INCOME TAXES..................................................... 24
  The Company............................................................ 24
  Taxes You or Others Pay - Non-Qualified Contracts...................... 24
    Accumulation Period.................................................. 24
    Annuity Payments..................................................... 24
    Withdrawals Before the Annuity Date.................................. 25
    Penalty For Premature Withdrawals.................................... 25

    Distribution-At-Death Rules......................................... 25
    Certain Tax-Free Exchanges.......................................... 26
  Taxes You or Other Pay - Qualified Contracts.......................... 26
    Contracts Purchased As A Rollover Individual Retirement Annuity..... 26
    Withholding on Eligible Rollover Distributions...................... 26
    Qualified Pension, Profit-Sharing Plans, or Annuity Plans........... 27
    Tax Sheltered Annuities............................................. 27
    Withholding of Taxes................................................ 27
    See Your Own Tax Adviser............................................ 27
LEGAL MATTERS........................................................... 28
EXPERTS................................................................. 28
FURTHER INFORMATION..................................................... 28
INQUIRIES............................................................... 28
APPENDIX A:  Contracts For Qualified Plans
APPENDIX B:  Market Value Adjustment
APPENDIX C:  Special Free Look Provisions
APPENDIX D:  Form 10-K For Fiscal Year Ended December 31, 1994
APPENDIX E:  Form 10-Q For Quarter Ended June 30, 1995

                              SUMMARY INFORMATION

     The Contract is an annuity contract issued to you by the Company that allows you to invest and accumulate funds while deferring taxes on the interest you earn.

     You make a single purchase payment for a Contract. The minimum purchase payment is $10,000. You may make larger payments, or you may buy more than one Contract. Purchase payments over $1,000,000 require the Company's prior approval. Your purchase payment earns interest at fixed rates that the Company guarantees will not change during certain fixed periods. The interest rates that we guarantee are called Guaranteed Rates, and the fixed periods during which these rates are guaranteed are called Guaranteed Periods.

     When you purchase a Contract, you select the Guaranteed Period you want from among those the Company then offers. Except as described below, your purchase payment will earn interest at the Guaranteed Rate for the duration of the Guaranteed Period you select. Guaranteed Periods always start on the first business day of the month. During the period of time between the date your purchase payment is credited and the start of the Guaranteed Period you select, your purchase payment earns interest at the Guaranteed Rate applicable to the Guaranteed Period you selected. The Guaranteed Rates offered will never be less than the minimum guaranteed interest rate stated in the Contract. The Company offers Guaranteed Periods of one to 20 years. You may divide your single purchase payment among any of the various Guaranteed Periods that we offer, but you must invest at least $1,000 in any single Guaranteed Period selected.

     For Guaranteed Periods of greater than one year more than one Guaranteed Rate may be applicable during a Guaranteed Period. For example, a Guaranteed Period of five years may apply one Guaranteed Rate for the first year, a different Guaranteed Rate for the next two years, and a third Guaranteed Rate for the last two years.

     At the end of any Guaranteed Period, you can elect to reinvest the current value of your Contract in another Guaranteed Period then available, withdraw all or part of your current value, or choose to start your annuity payments, subject to certain restrictions. The Company will notify you at least 18 days before the end of any Guaranteed Period in which you have current value. If you make no election, the current value of your Contract automatically will be reinvested for a Guaranteed Period equal to the one just completed, or if not available, the next shortest Guaranteed Period then available. If no such shorter Guaranteed Period is available, the next longest Guaranteed Period will be used.

     THE COMPANY'S MANAGEMENT WILL MAKE THE FINAL DETERMINATION AS TO GUARANTEED RATES TO BE DECLARED. THE COMPANY CANNOT PREDICT NOR CAN THE COMPANY GUARANTEE WHAT THE GUARANTEED RATES WILL BE FOR FUTURE GUARANTEED PERIODS UNTIL SUCH RATES ARE DECLARED. (See "Guaranteed Periods and Guaranteed Rates.")

     You may withdraw all or part of your Contract's current value at anytime. However, such withdrawals may be subject to a surrender fee, a Market Value Adjustment, a deduction for premium taxes and maintenance fees, and/or federal income taxes and tax penalties. Except as described below, a surrender fee is imposed on any amount of your purchase payment withdrawn during the first seven years of your Contract. For purposes of this fee it is assumed that you are withdrawing all or a portion of your purchase payment first, not your earnings. The amount of the surrender fee is initially 7%, and declines periodically thereafter to 0% after the seventh year. The surrender fee is not applicable to any amounts withdrawn at the end of a Guaranteed Period if appropriate notice has been given. The surrender fee is also not applicable to any amounts used to provide annuity payments.

     After you own your Contract for one year, you are entitled to one Special Withdrawal per year, up to a maximum amount equal to 10% of the current value of your Contract at the time of your withdrawal. Also, if the current value of your Contract exceeds $25,000, you can arrange a program of Systematic Withdrawals, which allows you to withdraw specified amounts or percentages of your Contract's current value or to withdraw amounts over specified time periods that you determine. Similarly, for Contracts purchased as Individual Retirement Annuities, if you are at least age 70 1/2 and the current value of your Contract exceeds $25,000, you can arrange a program of annual withdrawals through the Estate Conservation Option, which is designed to provide annual payments in an amount equal to the minimum distribution that is required to be withdrawn each year under the federal tax laws. Surrender fees do not apply to Special Withdrawals, Systematic Withdrawals or withdrawals under the Estate Conservation Option or the Nursing Home Waiver, but such withdrawals may be subject to taxes, penalties and withholding taxes. (See "Federal Income Taxes.")

     A Market Value Adjustment is an adjustment applied to any amounts you withdraw prior to the end of your Guaranteed Period. The Market Value Adjustment may increase or decrease the amount of your withdrawal. The Market Value Adjustment reflects the change in value of your investment in a Guaranteed Period due to changes in interest rates since the start of that Guaranteed Period. Generally, when interest rates decrease, the value of your investment increases, and the Market Value Adjustment amount is positive.
Conversely, when interest rates increase, the value of your investment decreases, and the Market Value Adjustment amount is negative. If interest rates increase significantly, upon the withdrawal of the current value of your Contract before the end of the Guaranteed Period, the amount you receive could be less than the amount you invested at the start of the Guaranteed Period. The amount of the Market Value Adjustment is determined by using the formula described in Appendix B. The Market Value Adjustment does not apply to Systematic Withdrawals or withdrawals under the Estate Conservation Option, but it is applicable to Special Withdrawals and withdrawals under the Nursing Home Waiver. The Market Value Adjustment also does not apply to amounts withdrawn at the end of your Guaranteed Period, if appropriate notice has been given.

     Under certain emergency conditions, the Company may defer payment of any withdrawal, including surrenders, for a period not exceeding six months from the date of receipt of a withdrawal or surrender request.

         You choose when you want your annuity payments to start. Your annuity payments can start anytime after the first year of your Contract, upon your selection of an annuity option. You may use all or part of the current value of your Contract to provide annuity payments. If your annuity payments start before the end of your Guaranteed Period, a Market Value Adjustment may be applied to any amounts used to start annuity payments. The annuity option you select also determines the number, amount and frequency of your annuity payments. Your annuity payments can be for a fixed period of time, for your life, for the life of another person you select, or for the joint lives of you and another person.

         The Contract also provides a death benefit, which is paid if you or the annuitant die before your annuity payments start. The amount of the death benefit equals the current value of your Contract, provided that the death benefit is paid within six months of the death of the annuitant. If paid after six months of the date of death of the annuitant, or if paid upon your death and you are not the annuitant, the death benefit equals the current value of your Contract as adjusted by any applicable Market Value Adjustment. Additionally, if you die and you are not the annuitant, the death benefit payable will be subject to a surrender fee, if applicable. In certain circumstances, your beneficiary or joint holder may have the option to continue the Contract rather than receiving the death benefit.

         The Company currently pays all state and local premium taxes on your Contract when due. The Company recovers applicable taxes paid on your behalf by deducting an appropriate amount from the current value of your Contract when annuity payments start, or earlier upon surrender of your Contract. Currently, such taxes range up to 3.5% of the amount of current value of the Contract used for annuity payments. The Company reserves the right to deduct premium taxes at any time from your purchase payment or from the current value of your Contract based upon the Company's determination of when such tax is due.


                                 SPECIAL TERMS

     As used in this Prospectus, the following terms have the indicated meanings:


Current Value

     As of any given date, your purchase payment plus interest credited, less any amount withdrawn or used to provide annuity payments. The Current Value will also reflect any deduction for premium taxes, in the event such taxes are deducted from your purchase payment, and any deduction for maintenance fees, if such fees are applicable.


Annuitant

     The person whose life is measured for purposes of the duration of annuity payments or the payment of the death benefit. This individual is designated by you in your application. Prior to the Annuity Date you may request In Writing to change the designated Annuitant, but any such change is only effective if approved by the Company.
                                       7

Annuity Date

     The date your annuity payments start under an annuity option you elect. This date may be any time after the first year of your Contract, and will be the later of the Annuitant's 85th birthday, or the tenth anniversary of your purchase payment, unless you elect otherwise.


Annuity Option

     The method you select for your annuity payments to be made.


Beneficiary

     The person(s) entitled to receive any payment from the Contract upon your death, the death of the Annuitant if not you, or the death of a joint holder, as applicable. This person is designated by you in your application. If a joint holder dies, the surviving joint holder will be deemed the designated Beneficiary, and any other Beneficiary on record will be treated as the contingent Beneficiary.


Guaranteed Period

     The period for which Guaranteed Rates are credited.


Guaranteed Rate

     The interest rate that we guarantee to pay during Guaranteed Periods.


In Writing

     A written form satisfactory to the Company and received at its offices addressed to: Aetna Insurance Company of America, 151 Farmington Avenue, Hartford, Connecticut 06156.

You

     The person who owns and holds the Contract. You may have a joint holder, but only if such joint holder is your spouse. With respect to a group contract, "you" refers to the person or persons who has or have been issued a certificate under the group contract. Where there are joint holders of the Contract, each must join in making any request or election or to take any action pursuant to the Contract.


                           DESCRIPTION OF CONTRACTS

The Application Process

     To begin the application process, you must submit a completed application and your purchase payment to the Company for approval. The minimum purchase payment is $10,000. The Company retains the right to limit the amount of the maximum purchase payment, and all purchase payments over $1,000,000 require the Company's approval. You may not make any additional purchase payments under an existing Contract. However, additional Contracts may be purchased by eligible persons at the then prevailing Guaranteed Rates and terms.

     The Company will accept or reject an application within two business days of its receipt. If the application is incomplete, the Company may hold it and any accompanying purchase payment for five days. A purchase payment may be held for longer periods only with your consent, pending acceptance of the application. If the application is accepted, a Contract will be issued to you. If the application is rejected, the application and any purchase payment will be returned to you.

     If your application is properly completed and accepted by the Company, your purchase payment becomes part of the Company's general assets and is credited to an account established for you. The Company will confirm the crediting of your purchase payment In Writing within five business days of receipt of your properly completed application. You start earning interest on your purchase payment beginning on the effective date of your Contract, which is the date your purchase payment is credited.

     A Contract may be purchased as a rollover Individual Retirement Annuity by transferring amounts previously accumulated (rollover amounts) under another Individual Retirement Annuity or an Individual Retirement Account under Section 408 of the Internal Revenue Code of 1986 ("Tax Code"), or a retirement plan qualified under Section 401 or 403 of the Tax Code. Certain qualified and non-qualified plans may also purchase a Contract. (See Appendix A.)

     The Company reserves the right to reject an application and, in such case, any purchase payment will be returned to you without interest. The Company will deliver your Contract within a reasonable time after receipt and acceptance of your properly completed application and purchase payment.


Free Look

     You may cancel your Contract within ten days of receiving it (or as otherwise provided by state law) by giving Aetna written notice and returning your Contract. Upon cancellation, the Company will return your purchase payment to you within seven days after it receives your notice of cancellation. In certain states, special restrictions apply to cancellations pursuant to this provision. (See Appendix C.)


The Accumulation Period

     Guaranteed Periods and Guaranteed Rates

     In your application you select the Guaranteed Period you want from among those Guaranteed Periods the Company then offers. Your purchase payment earns interest at the Guaranteed Rate applicable to that Guaranteed Period. Guaranteed Periods always start on the first business day of the month. During the period of time between the date your purchase payment is credited and the start of the Guaranteed Period you selected, your purchase payment earns interest at the Guaranteed Rate applicable to the Guaranteed Period you selected. The Company offers Guaranteed Periods ranging in duration from one to 20 years. You may divide your single purchase payment among any of the various Guaranteed Periods that we offer, but you must invest at least $1,000 in any single Guaranteed Period selected, and not less than $10,000 in all Guaranteed Periods selected. For Guaranteed Periods of greater than one year more than one Guaranteed Rate may be applicable during one Guaranteed Period. For example, a Guaranteed Period of five years may apply one Guaranteed Rate for the first year, a different Guaranteed Rate for the next two years, and a third Guaranteed Rate for the last two years.

     All Guaranteed Rates are stated in terms of effective annual rate of return; that is, a Guaranteed Rate reflects a full year's interest. Interest you earn is credited daily at a rate that will provide the guaranteed effective rate of return over the period of one year assuming reinvestment of all interest earned. Guaranteed Rates will never be less than the minimum guaranteed interest rate stated in the Contract. The Company reserves the right to offer, from time to time, Guaranteed Rates to prospective investors that are higher than those offered to current Contract owners with respect to Guaranteed Periods of the same duration.

     The example below shows how interest will be credited to you during each Guaranteed Period. The hypothetical interest rate used in this example is illustrative only and is not intended to predict future Guaranteed Rates to be offered under the Contract. Actual Guaranteed Rates offered may be more or less than those shown. The example assumes no withdrawals of any amount during the entire seven year Guaranteed Period illustrated. Accordingly, the example does not give effect to any surrender fee, Market Value Adjustment, deduction for premium taxes and maintenance fees, or federal income taxes or possible tax penalties. (See "Withdrawals and Surrenders," "The Market Value Adjustment," and "Premium Taxes," below, and "Federal Income Taxes.")


             Example of Interest Crediting at the Guaranteed Rate

              Purchase Payment:                           $20,000
              Guaranteed Period:                          7 years
              Guaranteed Rate:                            6.00% per annum

     The Guaranteed Rate is applied in this example by using the following formula: 1 + the Guaranteed Rate = 1.06.

Current Value at end of Contract Year 1 =      $21,200.00 ($20,000.00 x 1.06)

Current Value at end of Contract Year 2 =      $22,472.00 ($21,200.00 x 1.06)

Current Value at end of Contract Year 3 =      $23,820.32 ($22,472.00 x 1.06)

Current Value at end of Contract Year 4 =      $25,249.54 ($23,820.32 x 1.06)

Current Value at end of Contract Year 5 =      $26,764.51 ($25,249.54 x 1.06)

Current Value at end of Contract Year 6 =      $28,370.38 ($26,764.51 x 1.06)

Current Value at end of Guaranteed Period =    $30,072.61 ($28,370.38 x 1.06)

Total Interest Credited in Guaranteed Period = $10,072.61 ($30,072.61 - $20,000)

Current Value at end of Guaranteed Period = $30,072.61 ($20,000.00 + $10,072.61)

     The Company will determine the Guaranteed Rates it offers periodically at its sole discretion. The Company has no specific formula for determining the rate of interest that it will declare as future Guaranteed Rates. The determination of Guaranteed Rates will reflect interest rates available on the types of debt instruments in which the Company intends to invest the proceeds attributable to the Contracts. (See "Investments.") The Company's management will also consider various other factors in determining Guaranteed

Rates for a given Guaranteed Period, such as regulatory and tax requirements, sales commissions and administrative expenses, general economic trends, and competitive factors. The Company's management will make the final determination as to Guaranteed Rates to be offered. The Company cannot predict nor guarantee future levels of guaranteed interest rates above a contractually guaranteed minimum rate nor guarantee what rates will be offered in the future.


     Your Choices at the end of a Guaranteed Period

     At least 18 days prior to the end of a Guaranteed Period under your Contract, the Company will send you a notice that your Guaranteed Period is about to end. At the end of your Guaranteed Period, you can do three things with the amount you have accumulated for that Guaranteed Period: (1) reinvest all or part of it in another Guaranteed Period; (2) withdraw all or part of it; or (3) use all or part of it to start your annuity payments. These choices also can be used in combination. For example, you could withdraw part of the amount you have accumulated, and reinvest the balance; or reinvest part, and use the balance to start annuity payments. Each of these choices has certain consequences, which you should consider carefully. (See "Withdrawals and Surrenders," below, and "Annuity Period" and "Federal Income Taxes.")

     Once you decide what you want to do with the Current Value for that Guaranteed Period, you must advise the Company of your decision In Writing by completing an election form. To be effective, your completed election form must be received by the Company In Writing at least five days prior to the end of the Guaranteed Period to which it applies. If you decide you want to reinvest the Current Value of your Contract for a Guaranteed Period of the same duration as the one just ending, you need not take any action.

     IF THE COMPANY DOES NOT RECEIVE YOUR PROPERLY COMPLETED ELECTION FORM IN TIME, OR IF NO FORM IS RECEIVED, YOUR CURRENT VALUE WILL BE AUTOMATICALLY REINVESTED FOR A GUARANTEED PERIOD EQUAL TO THE GUARANTEED PERIOD JUST ENDED. If no such Guaranteed Period is then being offered, the Guaranteed Period with the next shortest duration will be used. If no such shorter Guaranteed Period is available, the next longest Guaranteed Period will be used. Your Current Value will then earn interest at the Guaranteed Rate applicable to the Guaranteed Period automatically selected for you. The Company will mail a confirmation statement to you the next business day after the completion of your just ended Guaranteed Period advising you of the new Guaranteed Period and Guaranteed Rate.

     Withdrawals and Surrenders

General

     At any time prior to the time your annuity payments start, you may surrender all or part of the Current Value of your Contract. Partial surrenders are referred to in this Prospectus as "withdrawals." If, after any withdrawal, the Current Value of your contract is less than $2,500, the Company may terminate your Contract upon 90 days notice and refund the remaining balance to you. If you withdraw all your Current Value, you must surrender your Contract. To make a partial withdrawal or to surrender your Contract, you must properly complete a withdrawal request or surrender form provided by the Company, and submit it to the Company In Writing. All withdrawals and any surrender may be subject to a surrender fee, a Market Value Adjustment, a deduction for premium taxes and maintenance fees, and federal income taxes and tax penalties. All applicable fees and deductions are deducted from the amount of your withdrawal in accordance with the terms of your Contract. Any Market Value Adjustment applicable to your withdrawal or surrender may either increase or decrease the amount paid to you. (See "Market Value Adjustment," below.) Accordingly, if you request that you receive a specific dollar amount upon withdrawal, the amount actually withdrawn from your Contract may be more or less than the requested dollar amount. The Company will, upon request, inform you in advance of the amount payable upon a withdrawal or surrender. Amounts withdrawn are withdrawn on a pro rata basis from each of the Guaranteed Periods under the Contract.


Fees Applicable to Withdrawals and Surrenders

     Upon any withdrawal or surrender, a surrender fee of up to 7% may be deducted from the amount withdrawn, depending on the length of time that has passed since your initial purchase payment was credited. The surrender fee only applies to the amount of your purchase payment withdrawn, but for purposes of this fee it is assumed that you are withdrawing all or a portion of your purchase payment first, not your earnings. This assumption, however, does not apply for tax purposes. (See "Federal Income Taxes.") The chart below indicates the percentage fee applied to amounts you withdraw.

 ------------------------------------------------------------------------------
 Surrender Fee

  Years since initial
  payment credited:             0     1     2     3     4     5     6     7

  Fee as a percentage
  of payment withdrawn:         7%    7%    6%    6%    5%    4%    2%    0%
 ------------------------------------------------------------------------------

     The surrender fee and Market Value Adjustment are waived and not applicable to any amounts withdrawn at the end of a Guaranteed Period, provided that five days prior to the end of that Guaranteed Period we receive notice of the withdrawal In Writing. The surrender fee and Market Value Adjustment, however, remain applicable to any amount you reinvest for another Guaranteed Period. For purposes of applying the surrender fee, all time periods are measured from the date your initial purchase payment is credited, even if you reinvest all or part of your Current Value in another Guaranteed Period. Once the surrender fee declines to 0%, it is no longer applicable, regardless of how long you own your Contract.

     For example, assume that the first Guaranteed Period you select is for 5 years. Further assume that at the end of this 5 year Guaranteed Period, you decide to reinvest the Current Value of your Contract for another Guaranteed Period of 4 years. Assume you then make a withdrawal (but not a Special Withdrawal, as described below) during the second year of the new Guaranteed Period. Because six years have passed since your purchase payment was credited, you would pay a 2% surrender fee, even though you could have withdrawn all or part of the Current Value of your Contract at the end of the first 5 year Guaranteed Period without paying a surrender fee. However, if you make a withdrawal during the third year of the new Guaranteed Period, or anytime thereafter, you would pay no surrender fee, because seven years would have passed since your purchase payment was credited.

     If you surrender your Contract and the Current Value is less than $2,500, the surrender fee will be waived, provided you have not withdrawn any amounts within the prior 12 months. The surrender fee is also waived if the Company terminates your Contract because its Current Value is less than $2,500. In both cases, a Market Value Adjustment will be applied, and a deduction will be made for any premium taxes and maintenance fees, if applicable.


Special Withdrawals

     After you own your Contract for one year, you have the opportunity to make one Special Withdrawal per year without paying a surrender fee. The maximum amount of the Special Withdrawal equals 10% of the Current Value of your Contract at the time the Company receives your withdrawal request In Writing. This opportunity is only available for the first withdrawal of each year, and all subsequent withdrawals during that year will be subject to the surrender fee, even if you did not withdraw the full 10% with your first withdrawal. If your first withdrawal for the year is in excess of 10% of the Current Value of your Contract, only the excess amount is subject to a surrender fee. A Market Value Adjustment is applicable to any amounts that you withdraw, and you also may be required to pay taxes and tax penalties. (See "Federal Income Taxes.")

The Systematic Withdrawal Option

     If the Current Value of your Contract exceeds $25,000, you can elect a program of automated partial withdrawals through the Systematic Withdrawal Option ("SWO"). SWO allows you to withdraw either a specified amount or a percentage of your Contract's value, or to withdraw amounts over a specified time period that you determine, within certain limits described in your Contract. SWO payments can be made on a monthly or quarterly basis, and the amount of each payment is determined by dividing the designated annual amount by the number of payments due each calendar year. SWO payments are withdrawn pro rata from each of the Guaranteed Periods under your Contract.

     SWO is available under three payment methods: the specified percentage method, the specified payment method, and the specified period method. The terms and conditions applicable to each of these payment methods are described in your Contract.

     If you elect SWO under a Contract purchased as a rollover Individual Retirement Annuity, and under the Tax Code you are required each year to withdraw a minimum distribution amount, if the SWO payment for any year is less than the minimum required distribution, the SWO payment will be increased to an amount equal to the minimum distribution amount.

     If you participate in SWO, you may not utilize a Special Withdrawal to make additional withdrawals from your Contract. Once elected, SWO may be cancelled at anytime by submitting a request In Writing to the Company. Once cancelled, SWO may not be elected again by you or your spousal Beneficiary. The Company reserves the right to change the terms of SWO for future elections and to discontinue the availability of this option upon notice. The Company also reserves the right to establish the date when you may first elect SWO.

     Surrender  fees  and  the  Market  Value   Adjustment  do  not  apply  to
withdrawals received under SWO, but you may be required to pay taxes and tax penalties on any amounts that you withdraw. (See "Federal Income Taxes.")


The Estate Conservation Option

     If you are at least age 70 1/2 and the Current Value of your Contract exceeds $25,000, you can arrange a program of annual partial withdrawals through the Estate Conservation Option ("ECO"). ECO is available only for Contracts purchased as a rollover Individual Retirement Annuity, and is designed to provide annual payments in an amount equal to the minimum distribution that is required to be withdrawn each year under the Tax Code. ECO payments are withdrawn pro rata from each of the Guaranteed Periods under your Contract. The Company will, upon request, inform you in advance of the amount payable under ECO.

     Surrender fees do not apply to withdrawals received under ECO, and the Market Value Adjustment also is not applicable. You will be required to pay taxes on any amounts that you withdraw. (See "Federal Income Taxes.")

     If you participate in ECO, you may not utilize a Special Withdrawal to make additional withdrawals from your Contract. Once elected, ECO may be cancelled at anytime by submitting a request In Writing to the Company. Once cancelled, ECO may not be elected again until 36 months have elapsed. The Company reserves the right to change the terms of ECO for future elections and to discontinue the availability of this option upon notice.


The Nursing Home Waiver

     The Nursing Home Waiver provides that if you have owned your Contract for over one year, and the Annuitant has spent at least 45 consecutive days in a licensed nursing care facility, then the surrender fee will be waived if you withdraw or surrender any portion of the Current Value of your Contract within three years of the Annuitant's admission to such licensed nursing care facility. The Market Value Adjustment applies to withdraws and surrenders under the Nursing Home Waiver, and you also may be required to pay taxes and tax penalties on any amounts that you withdraw. (See "Federal Income Taxes.") The Nursing Home Waiver may not be available in all states and does not apply if the Annuitant was in a licensed nursing care facility when you purchased your Contract.


Payment Upon Withdrawal or Surrender

     Under certain emergency conditions, the Company may defer payment of any withdrawal or surrender for a period not exceeding six months from date of receipt of a withdrawal or surrender request.


     The Market Value Adjustment

     The amount payable upon a withdrawal or surrender before the end of a Guaranteed Period may be increased or decreased by the application of the Market Value Adjustment. When applicable, the Market Value Adjustment is applied to the amount withdrawn or surrendered. If your annuity payments start before the end of your Guaranteed Period, a Market Value Adjustment may be applied to any amounts used to start annuity payments. The Market Value Adjustment will not be applied to Systematic Withdrawals or to withdrawals under the Estate Conservation Option. The Market Value Adjustment also does not apply to amounts withdrawn at the end of your Guaranteed Period, if appropriate notice has been given.

     The Market Value Adjustment reflects the change in the value of your investment due to changes in interest rates since the start of the Guaranteed Period under your Contract. When interest rates increase, the value of your investment decreases and the Market Value Adjustment amount is negative. Conversely, when interest rates decrease, the value of your investment increases, and the Market Value Adjustment amount is positive. Because a Market Value Adjustment can be positive or negative, it may increase or decrease the amount of your withdrawal before the end of a Guaranteed Period.

     The Company imposes a Market Value Adjustment for several reasons. Upon withdrawal of money from your Contract, the Company may need to liquidate certain assets or use existing cash flow that would otherwise be available to invest at current interest rates. The assets that are liquidated may be sold at a profit or a loss, depending upon market conditions. This profit or loss could affect the determination of Guaranteed Rates. (See "Guaranteed Periods and Guaranteed Rates," above.) To lessen this impact, certain withdrawals are subject to a Market Value Adjustment.

     For an explanation of how the Market Value Adjustment is calculated, see Appendix B.


     Premium Taxes

     Several states and local governments impose a premium or similar tax on annuities. Currently, such taxes range up to 3.5% of either your purchase payment or the amount accumulated in your Contract that you use for annuity payments. The Company initially will pay all state-imposed premium or similar taxes applicable to your Contract. These taxes will be deducted from the amounts that you use for annuity payments immediately prior to the time your annuity payments begin. If you surrender your Contract, or at your death your Beneficiary elects to receive a lump sum distribution, a charge will be deducted for any premium taxes paid on your behalf for which the Company has not been reimbursed. The Company reserves the right to deduct premium taxes at any time from your purchase payment or from the Current Value of your Contract based upon the Company's determination of when such tax is due. In the event that premium taxes are deducted from your purchase payment, the amount invested in a Guaranteed Period will be equal to the amount of your purchase payment reduced by any applicable premium tax.


     Maintenance Fees

     Prior to the time your annuity payments start, an annual maintenance fee may be deducted from the Current Value of your Contract on each anniversary of your Contract's effective date and upon the surrender of your Contract. The terms and conditions under which the maintenance fee may be deducted are stated in your Contract.

     Death Benefit

     In  your   application  to  purchase  a  Contract,   you  will  select  a
Beneficiary. If you or the Annuitant die before annuity payments begin, a death benefit will be paid to your Beneficiary in accordance with the terms of your Contract. If a joint holder dies, the surviving joint holder will be deemed the designated Beneficiary, and any other Beneficiary on record will be treated as the contingent Beneficiary. If the Contract holder is not a natural person, the death benefit will be payable at the death of the Annuitant or upon any change of the Annuitant.

     The amount of the death benefit equals the Current Value of your Contract, provided that the death benefit is paid within six months of the death of the Annuitant. If the death benefit is paid after six months of the date of death of the Annuitant, or if paid upon your death and you are not the Annuitant, it equals the Current Value of your contract as adjusted by any applicable Market Value Adjustment. Additionally, if you die and you are not the Annuitant, the death benefit payable will be subject to a surrender fee, if applicable. The death benefit is calculated as of the date of receipt of notification In Writing of due proof of death and the Beneficiary's claim. In certain circumstances, your Beneficiary or joint holder may have the option to continue the Contract rather than receiving the death benefit.

     You may change the Beneficiary you previously designated at any time by submitting notice In Writing to the Company. The change will not be effective until received and recorded by the Company.


     Death Benefit Options Available to Your Beneficiary

     If you die before annuity payments begin, or, if the Contract holder is not a natural person and the Annuitant dies before annuity payments begin, any Beneficiary under the Contract who is an individual has several options for receiving payment of the death benefit. The death benefit may be paid in one lump sum payment, or all or part of such amounts may be used to start annuity payments using the Annuity Options available under the Contract. Unless the designated Beneficiary is your spouse, all death benefits paid as a lump sum must be distributed within five years of the date of death. If the Beneficiary elects to receive a lump sum payment, a charge will be deducted for any premium taxes paid on your behalf for which the Company has not been reimbursed. A spousal Beneficiary also may elect to exercise all rights under the Contract.

     If you are an individual who is not the Annuitant, and the Annuitant dies, your Beneficiary may elect either to apply all of the death benefit amount to any Annuity Option available under the Contract within 60 days of the date of death, or to receive such amount as a lump sum payment.

Annuity Period

     Selecting an Annuity Date

     You select the Annuity Date for your Contract, which is the date you want your annuity payments to start under an Annuity Option that you select. This date may be any time after the first year of your Contract, and will be the later of the Annuitant's 85th birthday or the tenth anniversary of your purchase payment, unless you elect otherwise.

     You can change your Annuity Date by notifying the Company In Writing at least 30 days before your annuity payments are to begin.


     Annuity Payments

     You may apply all or a portion of the Current Value of your Contract to provide annuity payments. Annuity payments are made to you unless you request otherwise. You can request that we send annuity payments to any person you name, or have the payments deposited directly in any bank account. After your death, we will send any annuity payments still due to the Beneficiary you have selected. You may be required to pay taxes on portions of the annuity payments you receive. (See "Federal Income Taxes.")

     Annuity payments are made monthly unless you request that annuity payments be made quarterly, semi-annually or annually. You may change your request In Writing at any time. The amount of each annuity payment depends on how much of your Current Value, less applicable premium taxes, you use to start your annuity payments, and the Annuity Option that you elect. No election may be made that would result in a first annuity payment of less than $50 or total yearly annuity payments of less than $250. If the amount you have accumulated in your Contract as of the Annuity Date is insufficient to elect an Annuity Option for the minimum amount specified, you will receive a lump sum payment. After any two full consecutive years, measured from the anniversary of the effective date of your Contract, and upon 90 days notice to you, the Company may terminate a rollover Individual Retirement Annuity Contract if the paid-up benefit at maturity would be less than $20 per month. Instead of electing annuity payments, you may request that the Company make a lump sum payment. No surrender fee will be applied to any amounts used to start annuity payments, although a Market Value Adjustment may be applicable.


     Annuity Options

     You can elect to have your annuity payments made:

         (1)   for the life of your designated Annuitant or joint Annuitant;

         (2) for the life of the Annuitant but guaranteed for a minimum of 5, 10, 15 or 20 years;

         (3)   for the life of two Annuitants; or

         (4)   for a stated period of time (10 to 30 years).

     You must notify the Company In Writing of the Annuity Option elected at least 30 days prior to the Annuity Date. You may change your election at any time up to 30 days before your annuity payments start. If your annuity payments start before the end of your Guaranteed Period, a Market Value Adjustment will be applied to any amounts used to start annuity payments. If the Annuity Option selected is one of the first three listed above (i.e., a lifetime annuity), only a positive Market Value Adjustment will be applied. Once you elect for annuity payments to begin, you may not elect to instead receive a lump sum payment.

     If you choose an annuity for life but guaranteed for a minimum number of years, when the annuity payments start, the age of the Annuitant plus the number of years for which payments are guaranteed must not exceed 95. Additionally, federal income tax requirements currently applicable to Individual Retirement Annuities provide that the period of years guaranteed may not be any greater than the joint life expectancies of the payee and his or her designated Beneficiary.

     Further, if you choose an annuity for the life of two Annuitants, annuity payments will continue until both Annuitants have died. When this Annuity Option is chosen, you must choose one of the following:

         (1)   100% of the payment to continue after the first death;

         (2)   66 2/3% of the payment to continue after the first death;

         (3)   50% of the payment to continue after the first death;

         (4) Payments for a minimum of 120 months, with 100% of the payment to continue after the first death; or

         (5) 100% of the payment to continue at the death of the second Annuitant and 50% of the payment to continue at the death of the Annuitant.


     Payment Upon Death After Annuity Payments Begin

     Upon the death of either the Annuitant or the surviving joint Annuitant after annuity payments start, the amount payable, if any, to your Beneficiary depends on the Annuity

Option currently in force. Any amounts payable must be paid at least as rapidly as under the method of distribution in effect at the Annuitant's death.

     If you die after annuity payments start and you are not the Annuitant, any remaining payments will continue to be made to your Beneficiary at least as rapidly as under the method of distribution in effect at your death.


                                  INVESTMENTS

     Purchase payments received under the Contracts and allocated to Guaranteed Periods will be invested by the Company under the laws of the State of Connecticut. You have no priority claims on, or participation in the performance of, such assets. All such assets are the property of the Company and available to meet the guarantees under the Contracts and the general obligations of the Company.

     The assets of the Company will be invested in accordance with the requirements established by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state, and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, and certain other investments.

     The Company has no specific formula for establishing the Guaranteed Rates for the Guaranteed Periods. The Company expects the rates to be influenced by, but not necessarily correspond to, the yields on the fixed income securities to be acquired with amounts that are allocated to the Guaranteed Periods at the time that the Guaranteed Rates are established.

     The Company intends to invest in assets which, in the aggregate, have characteristics, especially cash flow patterns, reasonably related to the characteristics of the liabilities. Various immunization techniques will be used to achieve the objective of close aggregate matching of assets and liabilities. The Company will primarily invest in investment-grade fixed income securities including:

         o Securities issued by the United States Government or its agencies or instrumentalities, which issues may or may not be guaranteed by the United States Government.

         o Debt securities that are rated, at the time of purchase, within the four highest grades assigned by Moody's Investors Services, Inc. (Aaa, Aa, A or Baa) or Standard & Poor's Corporation (AAA, AA, A or BBB) or any other nationally recognized rating service.

         o Other debt instruments, including, but not limited to, issues of or guaranteed by banks or bank holding companies and of corporations, which obligations, although not rated by Moody's, Standard & Poor's, or other nationally recognized rating firms, are deemed by the Company's management to have an investment quality comparable to securities which may be purchased as stated above.

         o Commercial paper, cash or cash equivalents, and other short-term investments having a maturity of less than one year which are considered by the Company's management to have investment quality comparable to securities which may be purchased as stated above.

         In addition, the Company may invest in futures and options. Financial futures and related options thereon and options on securities are purchased solely for nonspeculative hedging purposes. In the event the securities prices are anticipated to decline, the Company may sell a futures contract or purchase a put option on futures or securities to protect the value of securities it holds. Similarly, if securities prices are expected to rise, the Company may purchase a futures contract or a call option thereon against anticipated positive cash flow or may purchase options on securities.

WHILE THE FOREGOING GENERALLY DESCRIBES THE COMPANY'S INVESTMENT STRATEGY, THE COMPANY IS NOT OBLIGATED TO INVEST THE ASSETS ATTRIBUTABLE TO THE CONTRACTS ACCORDING TO ANY PARTICULAR STRATEGY, EXCEPT AS MAY BE REQUIRED BY CONNECTICUT AND OTHER STATE INSURANCE LAWS, NOR WILL THE GUARANTEED RATES THE COMPANY ESTABLISHES NECESSARILY RELATE TO THE INVESTMENT PERFORMANCE THE COMPANY EXPERIENCES.


               PARTICIPANT AND BENEFICIARY RIGHTS AND PRIVILEGES

     You have the sole and absolute power to exercise all rights and privileges under the Contract, except as otherwise provided by the Contract. Your rights under the Contract may be assigned or transferred. The Company will not be bound by an assignment unless and until notice of such assignment is submitted In Writing and such assignment is accepted by the Company. The Company assumes no responsibility for the validity or effect of any assignment. The Company reserves the right not to accept any assignment or transfer to a nonnatural person. In some cases, an assignment may have adverse tax consequences. You should consult a tax adviser regarding the consequences of an assignment.

                          AMENDMENT OF THE CONTRACTS

     Only an authorized officer of the Company may change the terms of the Contract. The Company will notify you In Writing of any such change. The Company reserves the right to modify the Contract to meet the requirements of applicable state or federal laws or regulations.


                         DISTRIBUTION OF THE CONTRACTS

     The Company will serve as the underwriter of the Contracts being offered by this Prospectus. The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. ("NASD"). As underwriter, the Company will contract with one or more other registered broker-dealers who are NASD members ("Distributors") to offer and sell the Contracts. Sales compensation paid to Distributors will not exceed 6 1/2 percent of the purchase payment made for a Contract. Alternatively, the Company may pay asset-based sales compensation annually to Distributors that will not exceed 1 1/4 percent of the assets held under a Contract. At its discretion, the Company may also pay sales compensation to Dealers based on both a percentage of the purchase payment and the assets held annually under a Contract. The Company and one or more affiliates may also sell the Contracts directly. All registered representatives of the Distributors must also be licensed as insurance agents to sell the Contracts.

     The Company may also contract with independent third party broker-dealers who will act as wholesalers by assisting the Company in finding broker-dealers interested in acting as Distributors for the Company. These wholesalers may also provide training, marketing and other sales related functions for the Company and the Distributors and may provide certain administrative services to the Company in connection with the Contracts. The Company may pay such wholesalers compensation based on purchase payments for the Contracts purchased through Distributors selected by the wholesaler.

     The Company may also designate third parties to provide services in connection with the Contracts such as reviewing applications for completeness and compliance with insurance requirements and providing the Distributors with approved marketing material, prospectuses or other supplies. These parties will also receive payments based on purchase payments for their services, to the extent such payments are allowed by applicable securities laws and NASD rules. All costs and expenses related to these services will be paid by the Company.

                             FEDERAL INCOME TAXES

The Company

     The Company is taxed as a life insurance company under the Tax Code. The assets underlying the Contracts will be owned by the Company. The income earned on such assets will be the Company's income.

     The Company assumes no responsibility for determining whether a particular individual retirement annuity plan satisfies the applicable requirements of the Tax Code or whether a particular person is eligible for such a plan.


Taxes You or Others Pay - Non-Qualified Contracts

     Non-qualified Contracts are those used other than in connection with a rollover Individual Retirement Annuity or tax-favored retirement program such as an employee benefit plan.


     Accumulation Period

     The Contracts are considered annuity contracts under Section 72 of the Tax Code. Currently, no Federal income tax is payable on increases in the value of the Contract (such as interest credited to you) until payments are made to you or another payee under such Contract. However, a Contract owned other than by a natural person is not generally an annuity for tax purposes and any increase in value thereunder is currently taxable as ordinary income.


     Annuity Payments

     Annuity payments are in part taxable to you or another payee as ordinary income, and in part nontaxable. The nontaxable portion of each annuity payment is that portion of your purchase payment returned to you. This nontaxable portion is determined by dividing the "investment in the contract" (generally, your purchase payment with certain adjustments) by the amount of "expected return" during the time that periodic payments are to be made, and then multiplying by the amount of the payment. The balance of the annuity payment is taxable.

     Withdrawals Before the Annuity Date

     Partial withdrawals prior to the Annuity Date, other than those used to provide annuity payments, and total surrenders at any time, will be taxable to you as ordinary income to the extent that the Contract's Current Value exceeds your "investment in the contract" at that time. For tax purposes, it is assumed that you are withdrawing all or a portion of your earnings first, not your purchase payment.

     If you assign or pledge any part of your Current Value, the value so pledged or assigned is treated like a withdrawal for tax purposes. Transfer of ownership without full and adequate consideration is treated for income tax purposes as a taxable surrender of the Contract. Transfers between spouses or incident to divorce are not subject to this rule.


     Penalty For Premature Withdrawals

     In addition to being included in ordinary income, the taxable portion of any withdrawal made before you reach age 59 1/2 may be subject to a 10 percent penalty tax. The penalty tax does not apply to, among other things, payments made on account of your death or becoming disabled, or to payments made in substantially equal periodic payments, not less than annually, over the life (or life expectancy) of the payee or over the joint lives (or life expectancies) of the payee and a designated Beneficiary.


     Distribution-At-Death Rules

     In order to be treated for tax purposes as a non-qualified annuity Contract, a non-qualified Contract must provide the following two distribution rules: (a) if you die on or after the Annuity Date, and before the entire interest in the Contract has been distributed, the remainder of your interest will be distributed at least as quickly as the method in effect on your death; and (b) if you die before the Annuity Date, your entire interest must generally be distributed within five years after the date of death, or if the interest is payable to a designated Beneficiary, such interest must be annuitized over the life of that Beneficiary or a period not extending beyond the life expectancy of that Beneficiary, beginning within one year after the date of death. A "designated Beneficiary" is any individual designated as a Beneficiary by you. If the designated Beneficiary is your spouse, the Contract (together with the deferral of tax on the accrued and future income thereunder) may be continued in the name of the spouse.

     Where the holder of the Contract is not an individual, the primary Annuitant is considered the owner, solely for the purpose of the distribution-at-death rules. The primary Annuitant is the individual the events in whose life are of primary importance in affecting the timing and payment under a Contract. In addition, when the holder of the Contract is not an individual, a change in the primary Annuitant is treated as the death of the holder of the Contract.

     Certain Tax-Free Exchanges

     Section 1035 of the Tax Code provides generally that no gain or loss will be recognized under the exchange of a life insurance, endowment or annuity contract for an annuity contract. Thus, a properly completed exchange from one of these types of products into a Contract pursuant to the special annuity contract exchange form the Company provides for this purpose is not generally a taxable event under the Tax Code, and the investment in the Contract will be the same as in the exchanged product.

     Because of the complexity of these and other tax aspects in connection with an exchange, a tax adviser should be consulted before any exchange is made.


Taxes You or Others Pay - Qualified Contracts

     Contracts may also be used with several types of tax-favored retirement programs, such as a rollover Individual Retirement Annuity or an employee benefit plan. The tax rules applicable to participants in such programs vary according to the type of program and the terms and conditions of the program itself.


     Contracts Purchased As A Rollover Individual Retirement Annuity

     The Contract may be purchased as a rollover Individual Retirement Annuity, by transferring amounts previously accumulated (rollover amounts) under another Individual Retirement Annuity, an Individual Retirement Account (as defined by the Tax Code), or a retirement plan qualified under Sections 401 or 403 of the Tax Code.

     For Contracts purchased as a rollover Individual Retirement Annuity, the Tax Code requires that minimum distributions must begin no later than April 1 of the year following the year in which you attain age 70 1/2. When payments under an Individual Retirement Annuity Contract are made in the form of an annuity, or in a single sum such as on surrender of the Contract or by withdrawal, the entire payment is generally taxed as ordinary income. As in the case of non-qualified Contracts, certain distributions, such as those made prior to your reaching 59 1/2, may be subject to a 10% penalty.


     Withholding on Eligible Rollover Distributions

     If you wish to rollover your entire Current Value to or from a rollover Individual Retirement Annuity, you should have it paid directly to the successor plan. Otherwise, your distribution will be subject to 20% withholding. Consult a qualified tax adviser before taking such a distribution.

     Qualified Pension, Profit-Sharing Plans, or Annuity Plans

     Sections 401(a) and 403(a) of the Tax Code permit corporate employers and self-employed individuals to establish various types of retirement plans for employees. Such retirement plans may permit the purchase of Contracts to provide benefits thereunder. The plan trustee must be the Contract holder and Beneficiary of Contracts used in such plans. The Tax Code contains requirements with respect to commencement of minimum distributions and premature withdrawals similar to those applicable to rollover Individual Retirement Annuities.


     Tax Sheltered Annuities

     Tax Code Section 403(b) permits the purchase of Contracts by employees of public schools and certain charitable, educational and scientific organizations described in Tax Code Section 501(c)(3). These qualifying employers may make contributions to the Contracts for the benefit of their employees. Such contributions are not includible in the gross income of the employee until the employee receives distributions from the Contract. The amount of contributions to the Contract used in connection with Tax Code
Section 403(b) is limited to certain maximums imposed by the Tax Code. Furthermore, the Tax Code sets forth additional restrictions governing such items as transferability, distributions, non-discrimination and withdrawals. The Tax Code contains requirements with respect to commencement of minimum distributions and premature withdrawals similar to those applicable to rollover Individual Retirement Annuities.


     Withholding of Taxes

     The Company is obligated to withhold taxes from certain payments unless the recipient elects otherwise. The withholding rate varies depending upon the nature and the amount of the distribution. The Company will notify you or another payee in advance of the first payment of his or her right to elect out of withholding and furnish a form on which the election may be made. Any election must be received by the Company In Writing in advance of the payment in order to avoid withholding.


     See Your Own Tax Adviser

     The above description of Federal income tax consequences of owning a Contract and of the qualified retirement plans which may be funded by the Contracts is only a brief summary and is not intended as tax advice. The tax rules applicable to the Contracts and to tax qualified plans are extremely complex and often difficult to understand. Anything less than full compliance with the applicable rules, all of which are subject to change from time to time, can have adverse tax consequences. The taxation of an Annuitant or other payee has become so complex and confusing that great care must be taken to avoid adverse tax consequences. For further information you should consult a qualified tax adviser.


                                 LEGAL MATTERS

     The validity of the interests under the Contracts offered hereby has been passed upon for the Company by Susan E. Bryant, Esq.


                                    EXPERTS

     The financial statements and schedules of the Company as of December 31, 1994 and 1993, and for each of the years in the three-year period ended December 31, 1994, have been incorporated by reference in the Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent auditors, incorporated by reference and upon the authority of said firm as experts in accounting and auditing.

     The reports of KPMG Peat Marwick LLP on the above-mentioned financial statements and financial statement schedules refer to a change in 1993 in the Company's methods of accounting for certain investments in debt and equity securities.


                              FURTHER INFORMATION

     This Prospectus does not contain all of the information contained in the registration statement of which the Prospectus is a part, and certain portions of the registration statement have been omitted pursuant to the rules and regulations of the Securities and Exchange Commission. The information so omitted may be obtained from the offices of the Commission, as set forth under "Available Information," upon payment of the prescribed fee.


                                   INQUIRIES

     You may direct inquiries by writing directly to us at the address shown on the cover page of this Prospectus or by calling 1-800-531-4547.

                                  APPENDIX A

             AETNA MULTI-RATE ANNUITY CONTRACT FOR QUALIFIED PLANS


     The Contracts can be purchased on a group basis by pension and profit-sharing plans qualified under Section 401(a) of the Tax Code, Keogh Plans and eligible state deferred compensation plans under Section 457 of the Code ("Qualified Plans").

     To apply for a Contract, the trustee or other applicant need only complete an application and make the initial Purchase Payments, subject to the same $10,000 minimum applicable to other purchasers of the Contracts. The $10,000 minimum is applicable to each Participant in the plan. A Contract will then be issued to the applicant ("Contract Holder"). While no Certificates are issued to Participants, each Purchase Payment is confirmed to the Contract Holder. The initial Purchase Payments operate to establish interests under the Contract in the same manner as non-qualified purchases. Each Contract will have its own Guarantee Periods and Guaranteed Rates. Withdrawals or surrenders under the Contract may be made at the election of the Contract Holder, on behalf of one or more of the Participants. Withdrawals and surrenders of individual interests under a Contract are subject to the same limitations, Market Value Adjustments and fees as any other withdrawals and surrenders made under the Contracts. Amounts received may be taken in cash or applied to purchase annuities for Participants.

     Contracts issued in connection with Qualified Plans do not provide for death benefits. Annuities purchased for Participants may provide for a payment upon the death of the Annuitant depending on the Annuity Option chosen.

                                  APPENDIX B

                     CALCULATING A MARKET VALUE ADJUSTMENT


The Market Value Adjustment Formula

     The mathematical formula used to determine the Market Value Adjustment is:

         (1 + i)   x
         -------  ---
         (1 + j)  365

Where:
         i is the Deposit Period Yield;
         j is the Current Yield; and
         x is the number of days remaining (computed from Wednesday of the week of withdrawal) in the Guaranteed Period.


Explanation of the Market Value Adjustment Formula

     The Market Value Adjustment essentially involves a comparison of two yields: the yield available at the start of the current Guaranteed Period of your Contract (the "Deposit Period Yield") and the yield currently available (the "Current Yield"). An adjustment is needed to reflect the period of time remaining in the Guaranteed Period of your contract.

     The Market Value Adjustment Amount depends on the relationship of the Deposit Period Yield of U.S. Treasury Notes that mature in the last quarter of the Guaranteed Period, to the Current Yield of such U.S. Treasury Notes at the time of withdrawal. In general, if the Current Yield is the lesser of the two, the Market Value Adjustment will decrease the amount withdrawn from the Contract to satisfy the withdrawal request; if the Current Yield is the higher of the two, the Market Value Adjustment will increase the amount withdrawn from the Contract to satisfy the withdrawal request. As a result of the Market Value Adjustment imposed, the amount withdrawn or transferred from the Contract prior to the Maturity Date may be less than the amount paid into the Contract.

     To determine the Deposit Period Yield and the Current Yield, certain information must be obtained about the prices of outstanding U.S. Treasury issues. This information may be found each business day in publications such as The Wall Street Journal. This newspaper publishes the yield-to-maturity percentages for all Treasury Notes as of the preceding business day. These percentages are used in determining the Deposit Period Yield and the Current Yield for the Market Value Adjustment calculation.

Deposit Period Yield

     Determining the Deposit Period Yield in the Market Value Adjustment calculation involves consideration of interest rates prevailing at the start of the Guaranteed Period from which the withdrawal will be made. First, identify the Treasury Notes that mature in the last three months of the Guaranteed Period. Then, list the yield-to-maturity percentages of these Treasury Notes for the last business day of each week in the Deposit Period. Average these percentages to determine the Deposit Period Yield.

     For example, if the Guaranteed Period matures in May 1998, use the Treasury Notes that mature in March, April, and May 1998. Then, if the start of the Guaranteed Period from which the withdrawal will be made is May 1995, the yield-to-maturity percentages of the above Treasury Notes on May 5, 1995, May 12, 1995, May 19, 1995, and May 26, 1995 are averaged. This averaged figure (shown as a percentage) is the Deposit Period Yield.


Current Yield

     To determine the Current Yield, use the same Treasury Notes identified for the Deposit Period Yield: Treasury Notes that mature in the last three months of the Guaranteed Period. However, the yield-to-maturity percentages used are those for the last business day of the week preceding the withdrawal. Average these percentages to determine the Current Yield.

     The following are examples of Market Value Adjustment ("MVA") calculations using several hypothetical Deposit Period Yields and Current Yields. These examples do not include the effect of any surrender fee that may be assessed under the Contract upon withdrawal.


EXAMPLE 1

Assumptions:

         i, the Deposit Period Yield, is 8%
         j, the Current Yield, is 10%
         x, the number of days remaining (computed from Wednesday of the week of withdrawal) in the Guaranteed Period, is 927.

         MVA      =        (1+i)  x
                           ----- ---
                           (1+j) 365

                  =        1.08  927
                           ----- ---
                           1.10  365

                  =        .9545

     In this example the Deposit Period Yield of 8% is less than the Current Yield of 10%, therefore, the Market Value Adjustment is less than 1. The amount withdrawn from the Guaranteed Period is multiplied by this Market Value Adjustment.

     If a withdrawal or transfer of a stated percentage is requested, the value withdrawn from a Guaranteed Period will reflect the deduction of the negative Market Value Adjustment Amount. However, if a withdrawal or transfer request of a specific dollar amount is requested, the amount withdrawn from a Guaranteed Period will be increased to compensate for the negative Market Value Annuity Amount. For example, a withdrawal request to receive a check for $2,000 would result in a $2,095.34 withdrawal from the Guaranteed Period.

Assumptions:

         i, the Deposit Period Yield, is 5%
         j, the Current Yield, is 6%
         x, the number of days remaining (computed from Wednesday of the week of withdrawal) in the Guaranteed Period, is 927.

         MVA      =        (1+i)  x
                           ----- ---
                           (1+j) 365

                  =        1.05  927
                           ----- ---
                           1.06  365

                  =        .9762

     In this example the Deposit Period Yield of 5% is less than the Current Yield of 6%, therefore, the Market Value Adjustment is less than 1. The amount withdrawn from the Guaranteed Period is multiplied by this Market Value Adjustment.

     If a withdrawal or transfer of a stated percentage is requested, the value withdrawn from a Guaranteed Period will reflect the deduction of the negative Market Value Adjustment Amount. However, if a withdrawal or transfer request of a specific dollar amount is requested, the amount withdrawn from a Guaranteed Period will be increased to compensate for the negative Market Value Adjustment Amount. For example, a withdrawal request to receive a check for $2,000 would result in a $2,048.76 withdrawal from the Guaranteed Period.

EXAMPLE II

Assumptions:

         i, the Deposit Period Yield, is 10%
         j, the Current Yield, is 8%
         x, the number of days remaining (computed from Wednesday of the week of withdrawal) in the Guaranteed Period, is 927.

         MVA      =        (1+i)  x
                           ----- ---
                           (1+j) 365

                  =        (1.10) 927
                           -----  ---
                           (1.08) 365

                  =        1.0477

     In this example the Deposit Period Yield of 10% is greater than the Current Yield of 8%, therefore, the Market Value Adjustment is greater than 1. The amount withdrawn from the Guaranteed Period is multiplied by this Market Value Adjustment.

     If a withdrawal or transfer of a stated percentage is requested, the value withdrawn from a Guaranteed Period will reflect the addition of the positive Market Value Adjustment Amount. However, if a withdrawal or transfer request of a specific dollar amount is requested, the amount withdrawn from a Guaranteed Period will be decreased to reflect the positive Market Value Adjustment Amount. For example, a withdrawal request to receive a check for $2,000 would result in a $1,908.94 withdrawal from the Guaranteed Period.


Assumptions:

         i, the Deposit Period Yield, is 5%
         j, the Current Yield, is 4%
         x, the number of days remaining (computed from Wednesday of the week of withdrawal) in the Guaranteed Period, is 927.

         MVA      =        (1+i)  x
                           ----- ---
                           (1+j) 365

                  =        (1.05) 927
                           -----  ---
                           (1.04) 365

                  =        1.0246

     In this example the Deposit Period Yield of 5% is greater than the Current Yield of 4%, therefore, the Market Value Adjustment is greater than 1. The amount withdrawn from the Guaranteed Period is multiplied by this Market Value Adjustment.

     If a withdrawal or transfer of a stated percentage is requested, the value withdrawn from a Guaranteed Period will reflect the addition of the positive Market Value Adjustment Amount. However, if a withdrawal or transfer request of a specific dollar amount is requested, the amount withdrawn from a Guaranteed Period will be decreased to reflect the positive Market Value Adjustment Amount. For example, a withdrawal request to receive a check for $2,000 would result in a $1,951.98 withdrawal from the Guaranteed Period.

                                  APPENDIX C

        SPECIAL PROVISIONS FOR INDIVIDUAL CONTRACTS ISSUED IN THE STATE OF CALIFORNIA, MISSOURI, OREGON, TEXAS, VIRGINIA AND WISCONSIN


     The following provision, among others, applies only to individual Contracts issued in the State of California, Missouri, Oregon, Texas, Virginia and Wisconsin:

     The Contract Holder has the right to request, In Writing, a surrender of the Contract within ten days after it was purchased. In such event, in California, Missouri, Oregon, Texas, Virginia and Wisconsin, the Company will pay the Contract Holder an amount equal to the sum of (a) the Current Value on the date the written request for surrender was received, as adjusted by any applicable Market Value Adjustment and (b) any charges deducted from the purchase payment.

                                  APPENDIX D

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   Form 10-K

             Annual Report Pursuant to Section 13 or 15(d) of the
                        Securities Exchange Act of 1934

The registrant meets the conditions set forth in General Instruction J(1)(a) and (b) of Form 10-K and is therefore filing this Form with the reduced disclosure format.

For the fiscal year ended December 31, 1994   Commission file number  33-81010
                          -----------------                           --------

                      Aetna Insurance Company of America
 -----------------------------------------------------------------------------
            (Exact name of registrant as specified in its charter)

         Connecticut                                       06-1286272
 -----------------------------------------------------------------------------
(State or other jurisdiction of                        (I.R.S. Employer
 incorporation or organization)                       Identification No.)

  151 Farmington Avenue, Hartford, Connecticut               06156
 -----------------------------------------------------------------------------
    (Address of principal executive offices)               (ZIP Code)

Registrant's telephone number, including area code     (203) 273-0978

Securities registered pursuant to Section 12(b) of the Act:  None
Securities registered pursuant to Section 12(g) of the Act:  None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                     Yes ___X___              No _______

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10- K or any amendment to this Form 10-K.
                                            [X]

As of February 28, 1995 there were 1,275 shares of common stock outstanding, par value $2,000 per share, all of which shares were held by Aetna Life Insurance and Annuity Company.

Documents Incorporated by Reference

Certain portions of the registrant's S-1 Registration Statement filed on October 24, 1994 as well as Aetna Life and Casualty's 1994 Proxy Statement filed on March 18, 1994 are incorporated by reference into Part IV of this report.

                      AETNA INSURANCE COMPANY OF AMERICA
   (A wholly owned subsidiary of Aetna Life Insurance and Annuity Company)

                      Annual Report For 1994 on Form 10-K

                               TABLE OF CONTENTS



PART I                                                                    PAGE


Item  1.   Business**......................................................  3
Item  2.   Properties**....................................................  5
Item  3.   Legal Proceedings...............................................  5
Item  4.   Submission of Matters to a Vote of Security Holders*

PART II

Item  5.   Market for Registrant's Common Equity and Related
            Stockholder Matters............................................  5
Item  6.   Selected Financial Data*
Item  7.   Management's Analysis of the Results of Operations**............  5
Item  8.   Financial Statements............................................  7
Item  9.   Disagreements on Accounting and Financial Disclosure............ 19

PART III

Item 10.   Directors and Executive Officers of the Registrant*
Item 11.   Executive Compensation*
Item 12.   Security Ownership of Certain Beneficial Owners and Management*
Item 13.   Certain Relationships and Related Transactions*

PART IV

Item 14.   Exhibits, Financial Statement Schedules,
            and Reports on Form 8-K........................................ 19

Index to Financial Statement Schedules..................................... 21

Signatures................................................................. 24
Power of Attorney.......................................................... 25

** Item prepared in accordance with General Instruction J(2) of Form 10-K.
* Omitted pursuant to General Instruction J(2) of Form 10-K.

PART I


Item 1. Business

Aetna Insurance Company of America (the "Company") is a stock life insurance company organized in 1990 under the insurance laws of Connecticut and is a wholly owned subsidiary of Aetna Life Insurance and Annuity Company ("ALIAC"). ALIAC is a wholly owned subsidiary of Aetna Life and Casualty Company ("Aetna") which, with Aetna's subsidiaries, constitutes one of the largest insurance/financial services organizations in the United States based on its assets at December 31, 1993. The Company's Home Office is located at 151 Farmington Avenue, Hartford, Connecticut 06156. Between 1990 and December 31, 1994, no business was written and all income and expense was related to investment activity only.

The Company will market and service individual and group annuity contracts that will offer a variety of funding and distribution options for personal and employer-sponsored retirement plans. These contracts may be immediate or deferred. The Company is expected to begin marketing services in 1995. The Company is licensed to sell life insurance in some states.


Other Matters

Regulation

The insurance business of the Company is subject to comprehensive and detailed regulation and supervision throughout the United States. The laws of the various jurisdictions establish supervisory agencies with broad authority to regulate, among other things, the granting of licenses to transact business, trade practices, agent licensing, policy forms, underwriting and claims practices, reserve adequacy, insurer solvency, the maximum interest rates that can be charged on life insurance policy loans and the minimum rates that must be provided for accumulation of surrender values, the form and content of required financial statements and the type and amounts of investments permitted. The Company is required to file detailed reports with supervisory agencies in each of the jurisdictions in which it does business, and its operations and accounts are subject to examination by such agencies at regular intervals.

Although the federal government does not directly regulate the business of insurance, many federal laws do affect the business. Existing or recently proposed federal laws that may significantly affect or would affect, if passed, the insurance business cover such matters as employee benefits, removal of barriers preventing banks from engaging in the insurance and mutual fund businesses, the taxation of insurance companies, and the tax treatment of insurance products. Additionally, certain separate accounts of the Company and the mutual funds that will be used as funding vehicles for those accounts are investment companies regulated by the Securities and Exchange Commission.

Several states, including Connecticut, regulate affiliated groups of insurers such as the Company and its affiliates under insurance holding company statutes. Under such laws, intercorporate transfers of assets and dividend payments from insurance subsidiaries may be subject to prior notice or approval, depending on the size of such transfers and payments in relation to the financial position of the company making the transfer. Changes in control also are regulated under these laws. As a Connecticut-domiciled insurance company, the Company is subject to comprehensive regulation under the Connecticut insurance laws and by the Connecticut Insurance Department.

In recent years, state insurance regulators have introduced and continue to work on changes in statutory accounting practices and other initiatives to strengthen solvency regulation. The National Association of Insurance Commissioners (NAIC ) has adopted risk-based capital ("RBC") standards for life insurers. The RBC formula is a regulatory tool designed to identify weakly capitalized companies by comparing the adjusted surplus to the required surplus, which reflects the risk profile of the company (RBC ratio). Within certain ratio changes, regulators have increasing authority to take action as the RBC ratio decreases. There are four levels of regulatory action ranging from requiring insurers to submit a comprehensive plan to the state insurance commissioner to when the state insurance commissioner places the insurer under regulatory control.

The NAIC also is considering several other solvency related regulations including the development of a model investment law and amendments to the model insurance holding company law which would limit types and amounts of investments by insurance companies. In addition, in recent years there has been growing interest among certain members of Congress concerning possible federal roles in the regulation of the insurance industry. Because these other initiatives are in a preliminary stage, management cannot assess the potential impact of their adoption on the company.

Under insurance guaranty fund laws existing in all states, insurers doing business in those states can be assessed (up to prescribed limits) for policyholder or claimant losses under policies issued by companies which become insolvent. In the three years ended December 31, 1994, the Company has been assessed nominal guaranty fund assessment fees attributable to administrative assessments issued to all companies licensed to do business in a state. Since the Company had written no business prior to December 31, 1994, no assessments should be received relating to insolvencies which occurred prior to December 31, 1994.


Miscellaneous

Upon business commencement, the Company will be engaged in a business that is highly competitive due to the large number of stock and mutual life insurance companies and other entities marketing insurance and investment products.

As of December 31, 1994, the Company had no employees. The Company utilizes the employees of Aetna and its affiliates (primarily ALIAC).

The Company uses ALIAC's computer facilities. Management believes that ALIAC's computer facilities, systems and related procedures are adequate to meet its business needs. ALIAC's data processing systems and backup and security policies, practices and procedures are regularly evaluated by ALIAC's management and internal auditors and are modified as considered necessary.

Item 2. Properties

The Company occupies office space that is owned or leased by Aetna Life Insurance Company or other affiliates. Expenses associated with these offices are allocated on a direct and indirect basis to the Company and the other subsidiaries of Aetna.


Item 3. Legal Proceedings

The Company and its Board of Directors know of no material legal proceedings pending to which the Company is a party or which would materially affect the Company.


PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

All of the Company's outstanding shares are owned by its parent company, ALIAC. For the years ended 1994, 1993 and 1992, the Company did not pay dividends to ALIAC.

The amount of dividends which may be paid by the Company to ALIAC without prior approval by the Insurance Commissioner of the State of Connecticut is subject to various restrictions. Based upon these restrictions, the Company is permitted a maximum of $922.8 thousand in dividend distributions in 1995.

Item 7. Management's Analysis of the Results of Operations

Results of Operations

                                             Years Ended December 31,

(Thousands)                                1994          1993          1992
                                           ----          ----          ----

Net investment income                     $ 619.3       $ 560.0       $ 645.0

Operating expenses                           83.0          79.5         135.6
                                          --------      --------      --------

Income before federal income                536.3         480.5         509.4
taxes

Federal income taxes                        187.7         168.2         173.2
                                          --------      --------      --------

Net income                                $ 348.6       $ 312.3       $ 336.2
                                          --------      --------      --------


The Company's net income increased 12% in 1994 following a 7% decrease in 1993. The improvement in 1994 net income reflected an increase in net investment income primarily due to increasing yields on cash equivalents. Net income in 1993 reflected a 13% decrease in net investment income reflecting the downward trend in investment yields on newly invested assets, offset in part by a 41% decrease in operating expenses related to a decrease in operating expenses allocated from Aetna to the Company.


Investments

As of December 31, 1994 and 1993, all of the Company's debt securities were issued by the U. S. Treasury.


 (Thousands)                                 1994                   1993
----------------------------------------------------------------------------

Debt securities                            $ 6,906.5             $ 7,316.7
                                           ----------            ----------
     Total Investments                       6,906.5               7,316.7
Cash and cash equivalents                    4,732.7               4,512.9
                                           ----------            ----------

     Total Investments, cash and
       cash equivalents                    $11,639.2             $11,829.6
                                           ==========            ==========


Outlook

In 1995, once the Company starts selling its new products and services, it will establish investment strategies and portfolios which will match the duration of the related liabilities and provide sufficient cash flow to meet obligations while maintaining a competitive after-tax rate of return.

Item 8. Financial Statements and Supplementary Data

                             Financial Statements

                                     Index

                                                                          Page


Independent Auditors' Report                                                 8

Financial Statements:

Statements of Income for the Years Ended
  December 31, 1994, 1993 and 1992                                           9

Balance Sheets as of December 31, 1994
  and 1993                                                                  10

Statements of Shareholder's Equity for
  the Years Ended December 31, 1994, 1993 and 1992                          11

Statements of Cash Flows for the Years
  Ended December 31, 1994, 1993 and 1992                                    12

Notes to  Financial Statements                                              13
  December 31, 1994, 1993 and 1992

                         Independent Auditors' Report

The Shareholder and Board of Directors
Aetna Insurance Company of America

We have audited the accompanying balance sheets of Aetna Insurance Company of America as of December 31, 1994 and 1993, and the related statements of income, changes in shareholder's equity, and cash flows for each of the years in the three-year period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aetna Insurance Company of America at December 31, 1994 and 1993, and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the financial statements, in 1993 the Company changed its methods of accounting for certain investments in debt and equity securities.

                                                         KPMG Peat Marwick LLP

Hartford, Connecticut
March 17, 1995

                      AETNA INSURANCE COMPANY OF AMERICA
    (A wholly owned subsidiary of Aetna Life Insurance and Annuity Company)

                             Statements of Income
                                  (thousands)


                                             Years Ended December 31,
                                             ------------------------
                                           1994       1993       1992
                                           ----       ----       ----
Revenue:
 Net investment income                   $ 619.3    $ 560.0    $ 645.0
                                         --------   --------   --------
     Total revenue                         619.3      560.0      645.0
                                         --------   --------   --------

Expenses:
 Operating expenses                         83.0       79.5      135.6
                                         --------   --------   --------
     Total expenses                         83.0       79.5      135.6
                                         --------   --------   --------

Income before federal income taxes         536.3      480.5      509.4

 Federal income taxes                      187.7      168.2      173.2
                                         --------   --------   --------

Net income                               $ 348.6    $ 312.3    $ 336.2
                                         ========   ========   ========


See Notes to Financial Statements.

                      AETNA INSURANCE COMPANY OF AMERICA
    (A wholly owned subsidiary of Aetna Life Insurance and Annuity Company)

                                Balance Sheets
                                  (thousands)


                                                                 December 31,
                                                                 ------------
Assets                                                        1994           1993
------                                                        ----           ----

Investments:
  Debt securities, available for sale:
    (amortized cost $7,043.9 and $7,132.0)                  $ 6,906.5      $ 7,316.7

                                                            ----------     ----------
       Total investments                                      6,906.5        7,316.7

Cash and cash equivalents                                     4,732.7        4,512.9
Accrued investment income                                        91.5           91.5
Deferred tax asset                                                0.4            --
Other assets                                                      5.1            0.2
                                                            ----------     ----------
       Total assets                                         $11,736.2      $11,921.3
                                                            ==========     ==========


Liabilities and Shareholder's Equity

Liabilities:
  Due to parent and affiliates                                   10.5           89.7
  Other liabilities                                              21.0           14.9
  Federal income taxes payable
   Current                                                       29.4          167.9
   Deferred                                                       --            64.6
                                                            ----------     ----------
       Total liabilities                                         60.9          337.1
                                                            ----------     ----------

Shareholder's equity:
  Common capital stock, par value $2,000 (1,275 shares
   authorized, issued and outstanding)                        2,550.0        2,550.0
  Paid-in capital                                             7,550.0        7,550.0
  Net unrealized capital gains (losses)                        (137.4)         120.1
  Retained earnings                                           1,712.7        1,364.1
                                                            ----------     ----------
       Total shareholder's equity                            11,675.3       11,584.2
                                                            ----------     ----------

       Total liabilities and shareholder's equity           $11,736.2      $11,921.3
                                                            ==========     ==========

See Notes to Financial Statements.

                      AETNA INSURANCE COMPANY OF AMERICA
    (A wholly owned subsidiary of Aetna Life Insurance and Annuity Company)

                 Statements of Changes in Shareholder's Equity
                                  (thousands)


                                                       Years Ended December 31,
                                                       ------------------------
                                                   1994          1993          1992
                                                   ----          ----          ----
Shareholder's equity, beginning of year          $11,584.2     $11,151.8     $10,815.6

Net change in unrealized capital gains (losses)     (257.5)        120.1           0.0

Net income                                           348.6         312.3         336.2
                                                 ----------    ----------    ----------

Shareholder's equity, end of year                $11,675.3     $11,584.2     $11,151.8
                                                 ==========    ==========    ==========

See Notes to Financial Statements.

                      AETNA INSURANCE COMPANY OF AMERICA
    (A wholly owned subsidiary of Aetna Life Insurance and Annuity Company)

                           Statements of Cash Flows
                                  (thousands)


                                                                                    Years Ended December 31,

                                                                             1994              1993              1992

Cash Flows from Operating Activities:
     Net income                                                           $  348.6          $  312.3          $  336.2
     Decrease in accrued investment income                                     --               46.3              51.4
     Increase (decrease) in amounts due to/from parent and affiliates        (79.2)            184.9             (44.9)
     Decrease (increase) in other assets and liabilities                       1.2             (76.0)             71.1
     Increase (decrease) in federal income taxes payable                    (138.9)             50.2              (2.8)
     Net amortization of premium on debt securities                           88.1              78.4              38.3
                                                                          ---------         ---------         ---------
        Net cash provided by operating activities                            219.8             596.1             449.3
                                                                          ---------         ---------         ---------

Cash Flows from Investing Activities:
     Proceeds from maturities and repayments of
      debt securities                                                          --            2,290.0           1,485.0
     Cost of investments purchased                                             --           (2,452.8)         (1,532.4)
                                                                          ---------         ---------         ---------
        Net cash used for investing activities                                 --             (162.8)            (47.4)
                                                                          ---------         ---------         ---------

Net increase in cash and cash equivalents                                    219.8              433.3            401.9
Cash and cash equivalents, beginning of year                               4,512.9            4,079.6          3,677.7
                                                                          ---------         ---------         ---------

Cash and cash equivalents, end of year                                    $4,732.7           $4,512.9         $4,079.6
                                                                          =========         =========         =========


Supplemental cash flow information:
    Income taxes paid, net                                                $  326.6          $  118.0          $  176.0
                                                                          =========         =========         =========

See Notes to Financial Statements.

                      AETNA INSURANCE COMPANY OF AMERICA
    (A wholly owned subsidiary of Aetna Life Insurance and Annuity Company)

                         Notes to Financial Statements
                       December 31, 1994, 1993 and 1992


1. Summary of Significant Accounting Policies

Basis of Presentation

Aetna Insurance Company of America (the "Company") is a stock life insurance company organized in 1990 under the insurance laws of Connecticut. The Company is a wholly owned subsidiary of Aetna Life Insurance and Annuity Company ("ALIAC"). ALIAC is a wholly owned subsidiary of Aetna Life and Casualty Company ("Aetna"). The Company is expected to begin marketing and servicing individual and group annuity contracts in 1995. These financial statements
have  been  prepared  in  conformity   with  generally   accepted   accounting
principles.


Accounting changes

Accounting for Certain Investments in Debt and Equity Securities

On December 31, 1993, the Company adopted Financial Accounting Standard ("FAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities, which requires the classification of debt securities into three categories: "held to maturity", which are carried at amortized cost; "available for sale", which are carried at fair value with changes in fair value recognized as a component of shareholder's equity; and "trading", which are carried at fair value with immediate recognition in income of changes in fair value.

Initial adoption of this standard in 1993 resulted in a net increase of $120.1 thousand, net of taxes of $64.6 thousand, to net unrealized gains in shareholder's equity.


Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, money market instruments and other debt issues with a maturity of ninety days or less when purchased.

Investments

At December 31, 1993 and 1994, all of the Company's debt securities are classified as available for sale and carried at fair value. These securities are written down (as realized losses) for other than temporary decline in value. Unrealized gains and losses are reflected in shareholder's equity. Fair values for debt securities are based on quoted market prices or dealer quotations. Purchases and sales of debt securities are recorded on the trade date.

Federal Income Taxes

The Company is included in the consolidated federal income tax return of Aetna. The Company is taxed at regular corporate rates after adjusting income reported for financial statement purposes for certain items. Deferred income tax benefits result from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities.


2. Investments

Investments in debt securities available for sale were as follows:

                                                                        Gross           Gross
                                                    Amortized         Unrealized      Unrealized            Fair
 (Thousands)                                          Cost              Gains           Losses              Value
                                                   -----------        ----------       ---------        ------------

1994
     U.S. Treasury securities                       $7,043.9              4.2            141.6            $6,906.5
                                                   ===========        ==========       =========        ============
1993
     U.S. Treasury securities                       $7,132.0            184.7              --             $7,316.7
                                                   ===========        ==========       =========        ============



The amortized cost and fair value of debt securities for the year ended December 31, 1994 are shown below by contractual maturity. Actual maturities may differ from contractual maturities because securities may be restructured, called or prepaid.

                                                 Amortized             Fair
  (Thousands)                                       Cost               Value

  Due to mature:
     One year or less                             $3,016.0           $3,019.7
     After one year through five years             4,027.9            3,886.8
                                                  ---------          ---------
     Total                                        $7,043.9           $6,906.5
                                                  =========          =========



At December 31, 1994 and 1993, debt securities with an amortized cost of $3.9 million were on deposit as required by various state regulatory agencies.


3. Capital Gains and Losses on Investments

Realized capital gains or losses are the difference between proceeds received from investments sold or prepaid and amortized cost. For the three years ended December 31, 1994, there were no realized capital gains or losses.

Unrealized gains and losses on investments carried at fair value, net of related taxes, reflected in shareholder's equity, were as follows for December 31,

(Thousands)                                               1994         1993
                                                          ----         ----
Debt securities
  Gross unrealized gains                                $   4.2      $ 184.7
  Gross unrealized losses                                (141.6)         --
                                                        --------     --------
                                                         (137.4)       184.7
Deferred federal income taxes (See Note 6)                  --          64.6
                                                        --------     --------

Net unrealized capital gains (losses)                   $(137.4)     $ 120.1
                                                        ========     ========



4. Net Investment Income

   Sources of net investment income were as follows:

(Thousands)                                  1994         1993         1992
                                             ----         ----         ----

  Debt securities                           $414.1       $425.7       $492.7
  Cash equivalents                           205.2        135.3        152.3
                                            -------      -------      -------
  Gross investment income                    619.3        561.0        645.0
  Less investment expenses                     --           1.0          --
                                            -------      -------      -------
  Net investment income                     $619.3       $560.0       $645.0
                                            =======      =======      =======



5.   Dividend Restrictions and Shareholder's Equity

The amount of dividends that may be paid to the shareholder in 1995 without prior approval by the Insurance Commissioner of the State of Connecticut is $922.8 thousand.

The Insurance Department of the State of Connecticut (the "Department") recognizes as net income and shareholder's equity those amounts determined in conformity with statutory accounting practices prescribed or permitted by the Department, which differ in certain respects from generally accepted accounting principles ("GAAP"). Statutory net income was $348.1 thousand, $312.3 thousand and $336.2 thousand for the years ended December 31, 1994, 1993 and 1992, respectively. Statutory shareholder's equity was $11.8 million and $11.4 million as of December 31, 1994 and 1993, respectively.

As of December 31, 1994, the Company does not utilize any statutory accounting practices which are not prescribed by insurance regulators that, individually or in the aggregate, materially affect statutory shareholder's equity.

6.   Federal Income Taxes

The Company is included in the consolidated federal income tax return of Aetna. Aetna allocates to each member an amount approximating the tax it would have incurred were it not a member of the consolidated group, and credits the member for the use of its tax saving attributes in the consolidated return.

In August 1993, the Omnibus Budget Reconciliation Act of 1993 (OBRA) was enacted which resulted in an increase in the federal corporate tax rate from 34% to 35% retroactive to January 1, 1993. The enactment of OBRA resulted in an increase in current taxes of $4.8 thousand which is included in the 1993 current tax expense.

Components of income tax expense (benefits) were as follows:


                                             1994         1993         1992
                                             ----         ----         ----
                                                      (thousands)

     Current tax expense:
         Income from operations             $188.1       $168.2       $173.2
     Deferred tax benefit:
         Income from operations                (.4)         --           --
                                            -------      -------      -------

         Total                              $187.7       $168.2       $173.2
                                            =======      =======      =======


Income tax expense was equal to the federal income tax rate applied to income before federal income taxes as shown below:

                                             1994         1993         1992
                                             ----         ----         ----
                                                      (thousands)

     Income before federal income taxes     $536.3       $480.5       $509.4
     Tax rate                                   35 %         35 %         34 %
                                            -------      -------      -------
         Income tax expense                 $187.7       $168.2       $173.2
                                            =======      =======      =======


The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities under FAS No. 109 at December 31, 1994 and 1993 are presented below:


                                                          1994         1993
                                                          ----         ----
                                                             (thousands)
     Deferred tax assets:
         Net unrealized capital losses                   $ 48.1       $  --
         Other, net                                          .4          --
                                                         -------      -------
     Total gross assets                                    48.5          --
     Less valuation allowance                              48.1          --
                                                         -------      -------
         Assets net of valuation                             .4          --
                                                         -------      -------

     Deferred tax liabilities:
         Net unrealized capital gains                       --          64.6
                                                         -------      -------
     Total gross liabilities                                --          64.6
                                                         -------      -------
         Net deferred tax liability (asset)              $  (.4)      $ 64.6
                                                         =======      =======

Net unrealized capital gains and losses are presented in shareholder's equity net of deferred taxes. At December 31, 1994, $137.4 thousand of net unrealized capital losses were reflected in shareholder's equity without deferred tax benefits. For federal income tax purposes, capital losses are deductible only against capital gains in the year of sale or during the carryback and carryforward periods (three and five years, respectively). Due to the expected full utilization of capital gains in the carryback period and the uncertainty of future capital gains, a valuation allowance of $48.1 thousand related to the net unrealized capital losses has been reflected in shareholder's equity. Any reversals of the valuation allowance are contingent upon the recognition of future capital gains in Aetna's federal income tax return or a change in circumstances which causes the recognition of the benefits to become more likely than not.
Non-recognition of the deferred tax benefits on net unrealized losses described above had no impact on net income for 1994, but has the potential to adversely affect future results if such losses are realized.

The Internal Revenue Service ("Service") has completed examinations of the consolidated federal income tax returns of Aetna through 1986. Discussions are being held with the Service with respect to proposed adjustments. However, management believes there are adequate defenses against, or sufficient reserves to provide for, such adjustments. The Service has commenced its examinations for the years 1987 through 1990.

7. Benefit Plans

The Company has no employees, when it does, the employees of the Company will be eligible for the same benefit plans as the employees of ALIAC. The following is a discussion of benefit plans as they apply to ALIAC. Charges were allocated to the Company based on appropriate measures. There were no charges to operations during 1994 and 1993 for the benefit plans described below. Charges to operations during 1992 were $2.8 thousand.

Employee Pension Plans - ALIAC, in conjunction with Aetna, has non-contributory defined benefit pension plans covering substantially all employees. The plans provide pension benefits based on years of service and average annual compensation (measured over sixty consecutive months of highest earnings in a 120 month period). Contributions are determined using the Entry Age Normal Cost Method and, for qualified plans subject to ERISA requirements, are limited to the amounts that are currently deductible for tax reporting purposes. The accumulated plan assets exceed accumulated plan benefits.

Agent Pension Plans - ALIAC, in conjunction with Aetna, has a non-qualified pension plan covering certain agents. The plan provides pension benefits based on annual commission earnings. The accumulated plan assets exceed accumulated plan benefits. There has been no funding to the plan for the years 1992 through 1994.

Employee Postretirement Benefits - In addition to providing pension benefits, Aetna also provides certain postretirement health care and life insurance benefits, subject to certain caps, for retired employees. Medical and dental benefits are offered to all full-time employees retiring at age 50 with at least 15 years of service or at age 65 with at least 10 years of service. Retirees are required to contribute to the plans based on their years of service with Aetna.

Aetna implemented FAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions on the immediate recognition basis in 1992. The cumulative effect charge for all Aetna employees was reflected in Aetna's 1992 Statement of Income. Prior to the adoption of FAS No. 106, cost of postretirement benefits was charged to operations as payments were made.

Agent Postretirement Benefits - ALIAC, in conjunction with Aetna, also provides certain postemployment health care and life insurance benefits for certain agents.

Incentive Savings Plan - Substantially all employees are eligible to participate in a savings plan under which designated contributions, which may be invested in common stock of Aetna or certain other investments, are matched, up to 5% of compensation, by Aetna.

Stock Plans - Aetna has a stock incentive plan that provides for stock options and deferred contingent common stock or cash awards to certain key employees. Aetna also has a stock option plan under which executive and middle management employees of Aetna may be granted options to purchase common stock of Aetna at the market price on the date of grant or, in connection with certain business combinations, may be granted options to purchase common stock on different terms.


8.   Related Party Transactions

Substantially all of the administrative and support functions of the Company are provided by Aetna and its affiliates. The financial statements reflect allocated charges for these services based upon measures appropriate for the type and nature of service provided. Total charges allocated to the Company, including rent, salaries and other administrative expenses, were $1.0 thousand in 1993. There were no charges allocated to the Company for these services in 1994 and 1992.


9.   Estimated Fair Value

The carrying values and estimated fair values of the Company's financial instruments at December 31, 1994 and 1993 were as follows:


                                                  1994                                 1993
                                         ----------------------------       ----------------------------
                                          Carrying           Fair             Carrying         Fair
                                           Value             Value             Value           Value
                                         ----------------------------       ----------------------------
(Thousands)
   Assets:
     Cash and cash equivalents           $4,732.7           $4,732.7         $4,512.9         $4,512.9
     Debt securities                      6,906.5            6,906.5          7,316.7          7,316.7

Fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, such as estimates of timing and amount of expected future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In evaluating the Company's management of interest rate and liquidity risk, the fair values of all assets and liabilities should be taken into consideration, not only those above.

The following valuation methods and assumptions were used by the company in estimating the fair value of the above financial instruments:

Debt securities: Fair values are based on quoted market prices or dealer quotations.


Item 9. Disagreements on Accounting and Financial Disclosure

     None.

PART IV


Item 14. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) The following documents are filed as part of this report:

1. Financial  statements.  See  Item 8 on  Page  7.
2. Financial statement schedules. See Index to Financial Statement Schedules on Page 21.
3. Exhibits:

3(a)  Certificate of Incorporation

Incorporated herein by reference to Registration Statement on Form N-4, File No. 33-80750, as filed with the Securities and Exchange Commission on June 23, 1994.

3(b)  By-Laws

Incorporated herein by reference to Registration Statement on Form N-4, File No. 33-80750, as filed with the Securities and Exchange Commission on June 23, 1994.

4.  Annuity Contracts

Incorporated herein by reference to Registration Statement on Form N-4, File No. 33-80750, as filed with the Securities and Exchange Commission on June 23, 1994.

Incorporated herein by reference to Registration Statement on Form S-1, File No. 33-81010, as filed with the Securities and Exchange Commission on October 24, 1994.

Item 14. Exhibits, Financial Statement Schedules and Reports on Form 8-K (Continued)

10.  Material  Contracts   (Management   contracts  /  compensatory  plans  or
arrangements)

The 1984 Stock Option Plan of Aetna Life and Casualty Company and the amendments thereto; incorporated by reference to Aetna Life and Casualty Company's 1992 Form 10-K, filed on March 17, 1993. Commission File Number 1-5704

Aetna Life and Casualty Company's Supplemental Incentive Savings Plan; incorporated by reference to Aetna Life and Casualty Company's 1992 Form 10-K, filed on March 17, 1993. Commission File Number 1-5704

Aetna  Life  and  Casualty  Company's   Supplemental   Pension  Benefit  Plan;
incorporated by reference to Aetna Life and Casualty Company's 1992 Form 10-K, filed on March 17, 1993. Commission File Number 1-5704

Aetna Life and Casualty Company's 1986 Management Incentive Plan; incorporated by reference to Aetna Life and Casualty Company's 1992 Form 10-K, as amended effective February 25, 1994. Commission File Number 1-5704.

Aetna Life and Casualty Company's 1994 Stock Incentive Plan; incorporated by reference to 1994 Proxy Statement of Aetna Life and Casualty Company filed on March 18, 1994.

Form of Fund Participation Agreement by and among Insurance Management Series, Federated Advisors and Aetna Insurance Company of America, incorporated by reference to Pre-Effective Amendment No. 1 on Form N-4 (33-80750), as filed with the Securities and Exchange Commission on December 23, 1994.

25. Power of Attorney

Filed with this Report immediately after Signature page.


Exhibits other than these listed are omitted because they are not required or not applicable.


(b)  Reports on Form 8-K.

     None.

Index to Financial Statement Schedules

                                                                          Page

Independent Auditors' Report.................................               22

I.  Summary of Investments - Other than Investments in
    Affiliates as of December 31, 1994.......................               23



Schedules other than those listed above are omitted because they are not required or are not applicable.

                         Independent Auditors' Report

The Shareholder and Board of Directors
Aetna Insurance Company of America

Under date of March 17, 1995, we reported on the balance sheets of Aetna Insurance Company of America as of December 31, 1994 and 1993, and the related statements of income, changes in shareholder's equity, and cash flows for each of the years in the three-year period ended December 31, 1994, as included herein. In connection with our audits of the aforementioned financial statements, we also have audited the related financial statement schedule as listed in the accompanying index. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the financial statements, in 1993 the Company changed its methods of accounting for certain investments in debt and equity securities.

                                                         KPMG Peat Marwick LLP

Hartford, Connecticut
March 17, 1995

                      AETNA INSURANCE COMPANY OF AMERICA
   (A wholly owned subsidiary of Aetna Life Insurance and Annuity Company)

                                  SCHEDULE I

         Summary of Investments - Other than Investments in Affiliates

                               December 31, 1994
                                  (thousands)

                                                                  Amount at
                                                                 Which Shown
                                         Amortized                  in the
     Type of Investment                     Cost       Value     Balance Sheet
     ------------------                  ---------     -----     -------------
Debt Securities:
     U.S. Treasury securities             $7,043.9    $6,906.5    $6,906.5
                                          ---------   ---------   ---------

     Total Investments - other than
         investments in affiliates        $7,043.9    $6,906.5    $6,906.5
                                          =========   =========   =========


* See Notes 1 and 2 to Financial Statements.

                                  SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            AETNA INSURANCE COMPANY OF AMERICA
                                                    (Registrant)

Date  3/28/95                                 By /s/James C. Hamilton
                                                 ---------------------
                                                 James C. Hamilton
                                                 Vice President, Treasurer, and
                                                 Director


Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 28, 1995.

     Signature                               Title

*_______________________              President and Director
  Daniel P. Kearney                   (Principal Executive Officer)


*_______________________              Vice President, Treasurer, and Director
  James C. Hamilton


*_______________________              Vice President and Director
  Richard C. Murphy


*_______________________              Senior Vice President and Director
  Scott A. Striegel


*_______________________              Principal Accounting Officer
  Eugene M. Trovato


* By:  /s/Maria McKeon
       ---------------------------------------------
       Maria McKeon, Corporate Secretary and Counsel

                               POWER OF ATTORNEY


We, the undersigned directors and officers of Aetna Insurance Company of America, hereby severally constitute and appoint Maria F. McKeon and James C. Hamilton and each of them individually, our true and lawful attorneys, with full power to them and each of them to sign for us, and in our names and in the capacities indicated below, the 1994 Form 10-K and any and all amendments thereto to be filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, hereby ratifying and confirming our signatures as they may be signed by our said attorney to the Form 10-K and any and all amendments thereto.

WITNESS our hands and common seal on this 28th day of March, 1995.


     Signature                               Title


 /s/Daniel P. Kearney                  President and Director
 --------------------
   Daniel P. Kearney                   (Principal Executive Officer)


 /s/James C. Hamilton                  Vice President, Treasurer, and Director
 --------------------
   James C. Hamilton


 /s/Richard C. Murphy                  Vice President and Director
 --------------------
   Richard C. Murphy


 /s/Scott A. Striegel                  Senior Vice President and Director
 --------------------
   Scott A. Striegel


 /s/Eugene M. Trovato                  Principal Accounting Officer
 --------------------
   Eugene M. Trovato

                                  APPENDIX E

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   Form 10-Q

               Quarterly Report Pursuant to Section 13 or 15(d)
                    of the Securities Exchange Act of 1934


For the quarterly period ended June 30, 1995   Commission file number 33-81010
                               -------------                          --------


                      Aetna Insurance Company of America
 -----------------------------------------------------------------------------
         (Exact name of registrant as specified in its charter)


                Connecticut                         06-1286272
 -----------------------------------------------------------------------------
     (State or other jurisdiction               (I.R.S. Employer
      incorporation or organization)           Identification No.)


  151 Farmington Avenue, Hartford, Connecticut       06156
 -----------------------------------------------------------------------------
    (Address of principal executive offices)        (ZIP Code)

Registrant's telephone number, including area code  (203) 273-0978
                                                    --------------------------

                                     None
 -----------------------------------------------------------------------------
Former name, former address and former fiscal year if changed since last report

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                       Yes     X              No
                          ----------             ----------

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

                                                            Shares Outstanding
Title of Class                                              at July 31, 1995
--------------                                              ------------------

Common Capital Stock,
 par value $2,000                                                  1,275

The registrant meets the conditions set forth in General Instruction H(1)(a) and (b) of Form 10-Q and is therefore filing this Form with the reduced disclosure format.

                          AETNA INSURANCE COMPANY OF  AMERICA
   (A wholly owned subsidiary of Aetna Life insurance and Annuity Company)

         Quarterly Report For Period Ended June 30, 1995 on Form 10-Q

                               TABLE OF CONTENTS





PART I.     FINANCIAL INFORMATION

Item 1.     Financial Statements                                         PAGE

         Statements of Income............................................  3
         Balance Sheets..................................................  4
         Statements of Changes in Shareholder's Equity...................  5
         Statements of Cash
         Flows...........................................................  6
         Condensed Notes to Financial Statements.........................  7
         Independent Auditors' Review Report.............................  8

Item 2.     Management's Analysis of the Results of Operations...........  9


PART II.    OTHER INFORMATION............................................ 10

Signatures............................................................... 11

                      AETNA INSURANCE COMPANY OF AMERICA
   (A wholly owned subsidiary of Aetna Life Insurance and Annuity Company)
                             Statements of Income
                                 (thousands)


                                                     3 Months Ended June 30,              6 Months Ended June 30,
(Thousands)                                          1995               1994              1995               1994
                                                  -----------        -----------       -----------        -----------

Revenue:
  Net investment income                             $ 179.0            $ 150.3           $ 353.0            $ 291.5
                                                  -----------        -----------       -----------        -----------
        Total revenue                                 179.0              150.3             353.0              291.5

Expenses:
  Operating expenses                                   64.5               12.9             119.0               39.1
                                                  -----------        -----------       -----------        -----------
       Total expenses                                  64.5               12.9             119.0               39.1

Income before federal income taxes                    114.5              137.4             234.0              252.4

  Federal income taxes                                 39.9               48.0              81.7               88.3
                                                  -----------        -----------       -----------        -----------
Net Income                                          $  74.6            $  89.4           $ 152.3            $ 164.1
                                                  ===========        ===========       ===========        ===========


See Condensed Notes to Financial Statements.

                      AETNA INSURANCE COMPANY OF AMERICA
    (A wholly owned subsidiary of Aetna Life Insurance and Annuity Company)

                                Balance Sheets
                                 (thousands)

                                                    June 30,      December 31,
Assets                                                1995            1994
------                                            ------------    ------------

Investments:
  Debt securities available for sale:
   (amortized cost $7,957.3 and $7,043.9)          $  8,066.6      $  6,906.5

Cash and cash equivalents                             4,120.2         4,732.7
Accrued investment income                               121.8            91.5
Due from parent and affiliates                          194.2              --
Deferred tax asset                                         --             0.4
Other assets                                              1.4             5.1
Separate Account assets                                 109.0              --
                                                  ------------    ------------

       Total assets                                $ 12,613.2      $ 11,736.2
                                                  ============    ============

Liabilities and Shareholder's Equity
------------------------------------
Liabilities:
  Due to parent and affiliates                     $       --      $     10.5
  Other liabilities                                     349.3            21.0
  Federal income taxes
   Current                                               83.3            29.4
   Deferred                                              35.6              --
  Separate Account liabilities                          109.0              --
                                                  ------------    ------------
       Total liabilities                                577.2            60.9
                                                  ------------    ------------

Shareholder's equity:
  Common capital stock, par value $2000
   (1,275 shares authorized, issued and
   outstanding)                                       2,550.0         2,550.0
  Paid-in capital                                     7,550.0         7,550.0
  Net unrealized capital gains (losses)                  71.0          (137.4)
  Retained earnings                                   1,865.0         1,712.7
                                                  ------------    ------------
       Total shareholder's equity                    12,036.0        11,675.3
                                                  ------------    ------------
         Total liabilities and shareholder's
          equity                                   $ 12,613.2      $ 11,736.2
                                                  ============    ============

See Condensed Notes to Financial Statements.

                      AETNA INSURANCE COMPANY OF AMERICA
    (A wholly owned subsidiary of Aetna Life Insurance and Annuity Company)

                 Statements of Changes in Shareholder's Equity
                                  (thousands)


                                                     6 Months Ended June 30,
                                                  ----------------------------
                                                      1995            1994
                                                  ------------    ------------

Shareholder's equity, beginning of period          $ 11,675.3      $ 11,584.2

Net change in unrealized capital gains (losses)         208.4          (164.0)

Net income                                              152.3           164.1
                                                  ------------    ------------
Shareholder's equity, end of period                $ 12,036.0      $ 11,584.3
                                                  ============    ============


See Condensed Notes to Financial Statements.

                      AETNA INSURANCE COMPANY OF AMERICA
    (A wholly owned subsidiary of Aetna Life Insurance and Annuity Company)

                           Statements of Cash Flows
                                  (thousands)

                                                                   6 Months Ended June 30,
                                                                  -------------------------
                                                                     1995            1994
                                                                  ----------     ----------
Cash Flows from Operating Activities:
    Net income                                                    $   152.3      $   164.1
    (Increase) decrease in accrued investment income                  (30.3)           1.5
    Net change in amounts due to/from parent and affiliates          (204.7)           0.4
    Net increase (decrease) in other assets and liabilities           332.4          (11.6)
    Increase (decrease) in federal income taxes                        51.3         (143.8)
    Net amortization of a premium on debt securities                   17.8           43.5
                                                                  ----------     ----------
         Net cash provided by operating activities                    318.8           54.1
                                                                  ----------     ----------

Cash Flows from Investing Activities:
    Proceeds from sales of:
      Debt securities                                               3,000.0             --
      Short-term investments                                          500.0             --
    Cost of investment purchases in:
      Debt securities                                              (3,939.2)            --
      Short-term investments                                         (492.1)            --
                                                                  ----------     ----------
         Net cash used for investing activities                      (931.3)            --
                                                                  ----------     ----------

Net (decrease) increase in cash and cash equivalents                 (612.5)          54.1
Cash and cash equivalents, beginning of period                      4,732.7        4,512.9
                                                                  ----------     ----------
Cash and cash equivalents, end of period                          $ 4,120.2      $ 4,567.0
                                                                  ==========     ==========

Supplemental cash flow information:
  Income taxes paid, net                                          $    30.0      $   232.1
                                                                  ==========     ==========


See Condensed Notes to Financial Statements.

                      AETNA INSURANCE COMPANY OF AMERICA
    (A wholly owned subsidiary of Aetna Life Insurance and Annuity Company)

                    Condensed Notes to Financial Statements

1.  Basis of Presentation

     Aetna Insurance Company of America (the "Company") is a stock life insurance company organized in 1990 under the insurance laws of Connecticut. The Company is a wholly owned subsidiary of Aetna Life Insurance and Annuity Company ("ALIAC"). ALIAC is a wholly owned subsidiary of Aetna Life and Casualty Company ("Aetna"). The Company began marketing and servicing variable individual and group annuity contracts during the second quarter of 1995 through the Company's Separate Accounts.

     These financial statements have been prepared in conformity with generally accepted accounting principles. These interim statements necessarily rely heavily on estimates including assumptions as to annualized tax rates. In the opinion of management, all adjustments necessary for a fair statement of results for the interim periods have been made. All such adjustments are of a normal recurring nature.

2.  Federal Income Tax

     Net unrealized capital gains and losses are presented in shareholder's equity net of deferred taxes. During the six months ended June 30, 1995, the Company moved from a net unrealized capital loss position of $140.3 thousand at December 31, 1994, to a net unrealized capital gain position of $71.0 thousand at June 30, 1995, primarily due to decreases in interest rates. As a result, all valuation allowances previously established related to deferred tax assets on these capital losses were reversed, which had no impact on net income for the three and six months ended June 30, 1995.

                      Independent Auditors' Review Report



The Board of Directors
Aetna Insurance Company of America:

We have reviewed the accompanying condensed balance sheet of Aetna Insurance Company of America as of June 30, 1995, and the related condensed statements of income for the three-month and six-month periods ended June 30, 1995 and 1994, and the related condensed statements of changes in shareholder's equity and cash flows for the six-month periods then ended. These condensed financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed financial statements for them to be in conformity with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the balance sheet of Aetna Insurance Company of America as of December 31, 1994, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended (not presented herein); and in our report dated March 17, 1995, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed balance sheet as of December 31, 1994, is fairly presented, in all material respects, in relation to the balance sheet from which it has been derived.


                                                     /s/ KPMG Peat Marwick LLP


Hartford, Connecticut
July 27, 1995

     Item 2.      Management's Analysis of the Results of Operations

     Results of Operations

                                                    Three Months Ended June 30,          Six Months Ended June 30,
(Thousands)                                          1995               1994              1995               1994
                                                  -----------        -----------       -----------        -----------



Net investment income                               $ 179.0            $ 150.3           $ 353.0            $ 291.5

     Operating expenses                                64.5               12.9             119.0               39.1
                                                  -----------        -----------       -----------        -----------

     Income before federal income taxes               114.5              137.4             234.0              252.4

     Federal income taxes                              39.9               48.0              81.7               88.3
                                                  -----------        -----------       -----------        -----------

     Net income                                     $  74.6            $  89.4           $ 152.3            $ 164.1
                                                  ===========        ===========       ===========        ===========


     The  Company's  net  income  decreased  17% and 7% for the  three and six months ended June 30, 1995, respectively, when compared with the same periods a year ago. The decrease in 1995 net income reflects higher operating expenses attributed to the commencement of the Company's business operations offset in part by higher net investment income reflecting growth in assets and higher yields on cash and cash equivalents.


     Investments

     As of June 30, 1995 and December 31, 1994, all of the Company's debt securities were issued by the U. S. Treasury.


                                                         June 30,           December 31,
     (Thousands)                                           1995                 1994
 ------------------------------------------------------------------------------------
     Debt securities                                  $  8,066.6          $  6,906.5
     Cash and cash equivalents                           4,120.2             4,732.7
                                                      ----------          ----------

     Total debt securities, cash and
     cash equivalents                                 $ 12,186.4          $ 11,639.2
                                                      ==========          ==========

     PART II.  OTHER INFORMATION

     Item 1.  Legal Proceedings

     The Company and its Board of Directors know of no material legal proceedings pending to which the Company is a party or which would materially affect the Company.

     Item 6.  Exhibits and Reports on Form 8-K.

         (a)  Exhibits

                  (27)  Financial Data Schedule.

         (b)  Reports on Form 8-K

                  None.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    AETNA INSURANCE COMPANY OF AMERICA
                                                       (Registrant)


      August 11 , 1995                By      /s/James C. Hamilton
     ---------------------------              --------------------------
     (Date)                                    James C. Hamilton
                                               Vice President, Treasurer, and
                                                Director

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses payable by the Company in connection with the offering is set forth in the table below.

         SEC registration fee                        $  100.00
                                                      ---------
         Printing                                    $    *
                                                      ---------
         Legal fees and expenses                     $    *
                                                      ---------
         Accounting fees and expenses                $    *
                                                      ---------
         Miscellaneous                               $    *
                                                      ---------

         Total                                       $    *
                                                      ---------

         *To be completed by Amendment.


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Reference is hereby made to the Connecticut  General Statues  ("C.G.S."),
Section 33-320a, regarding indemnification of directors and officers of Connecticut corporations. The statute provides in general that Connecticut corporations shall indemnify their officers, directors, employees, agents, and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification does not apply unless (1) the individual is successful on the merits in the defense of any such proceeding; or (2) a determination is made (by a majority of the board of directors not a party to the proceeding by written consent; by independent legal counsel selected by a majority of the directors not involved in the proceeding; or by a majority of the shareholders not involved in the proceeding) that the individual acted in good faith and in the best interests of the corporation; or (3) the court, upon application by the individual, determines in view of all the circumstances that such person is reasonably entitled to be indemnified.

     C.G.S. 33-320a provides an exclusive remedy; a Connecticut corporation cannot indemnify a director or officer to an extent either greater or less than that authorized by the statute, e.g., pursuant to its certificate of incorporation, bylaws, or any separate contractual arrangement. However, the statute does specifically authorize a corporation to procure indemnification insurance to provide greater indemnification rights. The premiums for such insurance may be shared by the corporation with the insured individuals on an agreed basis.

     Consistent with the statute, Aetna Life and Casualty has procured insurance from Lloyd's of London and several major United States excess insurers for the directors and officers of itself and its subsidiaries which supplements the indemnification rights provided by C.G.S. 33-320a to the extent such coverage does not violate public policy.


ITEM 16.  EXHIBITS

Exhibit
Number            Description of Exhibits

 (4)              Form of Annuity Contract

 (5)              Opinion as to legality of Contracts*

(10) Material contracts are listed under Exhibit 10 in the Company's Form 10-K for the fiscal year ended December 31, 1994, which is included in the Prospectus as Appendix D. Each of the Exhibits so listed is incorporated by reference as indicated in the Form 10-K.

(15) Letter dated October 20, 1995 from KPMG Peat Marwick LLP regarding use of its reports dated April 27 and July 27, 1995, included in the Form 10-Q quarterly reports of the Company for the quarters ended March 31, 1995 and June 30, 1995.

(23)(a)           Consent of Independent Auditors

(23)(b)           Consent of Counsel (see Exhibit 5)

(24)              Powers of Attorney (included on signature page)

                  Exhibits other than these listed are omitted because they are not required or are not applicable.


*  To be filed by amendment

ITEM 17.  UNDERTAKINGS

         The undersigned registrant hereby undertakes:


(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:


         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material changes to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hartford, State of Connecticut, on October 25, 1995.

                      AETNA INSURANCE COMPANY OF AMERICA

                                    By /s/ Daniel P. Kearney
                                       ----------------------
                                       Daniel P. Kearney
                                       President
                                       Principal Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below constitutes Susan E. Bryant, Steven J. Lauwers, and Julie E. Rockmore and each of them individually, such person's true and lawful attorneys, and agents with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign for such person and in such person's name and capacity indicated below, any and all amendments to this Registration Statement, hereby ratifying and confirming such person's signature as it may be signed by said attorneys to any and all amendments.

         Signature                 Title                            Date

/s/Daniel P. Kearney          Director and President          October 25, 1995
---------------------
   Daniel P. Kearney


/s/James C. Hamilton          Director, Vice President        October 25, 1995
---------------------         and Treasurer
James C. Hamilton            (Principal Accounting and
                              Financial Officer)


/s/Shaun P. Mathews           Director                        October 25, 1995
---------------------
   Shaun P. Mathews


/s/Scott A. Striegel          Director                        October 25, 1995
---------------------
   Scott A. Striegel